                                                               1998
                                                             --------
                                                              ANNUAL
                                                             --------
                                                              REPORT
                                                             --------



                                  EASTBROKERS
                                 INTERNATIONAL
                                  INCORPORATED







[LOGO]

EASTBROKERS

                              [INSIDE FRONT COVER]


           [GRAPHIC OMITTED - LOGOS OF VARIOUS WORLD STOCK EXCHANGES]

MESSAGE TO SHAREHOLDERS

         In August 1996, Eastbrokers International Incorporated entered the European investment banking business. In May 1998, we made a significant expansion in the United States by acquiring Cohig & Associates, a Denver-based investment banking firm with 20 offices. Through our two main subsidiaries, EBI Securities Corporation (formerly Cohig & Associates) in Denver and WMP Bank AG in Vienna, Austria, Eastbrokers International is an active participant in the capital markets on both continents. Our mission is to build a highly successful, global, middle market, investment banking and securities firm.

         During the past 12 months, our business has grown dramatically. Despite significant development costs and unexpected declines in several key emerging markets where we traditionally prospered, our business continues to grow. To respond to ongoing changes in the marketplace and to position ourselves for future growth, we have had to make significant improvements in our European and United States operations.

         In Europe, our holding company, Eastbrokers AG, has been streamlined and we are in the process of consolidating operations under our largest subsidiary, WMP Bank AG. Historically, these two subsidiaries have been kept separate, as WMP Bank focused on the Austrian market and Eastbrokers AG focused on our Central and Eastern European markets. However, the Austrian capital market is taking a new direction in order to compete with a consolidation of the European Union. Austria is positioning itself as an international center of finance for the EU and also the hub for Central and Eastern European securities. Since WMP Bank is a leading market maker on the Vienna Stock Exchange and for cost reasons, we determined that it should replace Eastbrokers AG and become the holding structure for all Central and Eastern European operations in order to take advantage of this new direction. In addition, WMP Bank intends to apply for a full-service banking license in Austria. This would allow WMP Bank to fully service its clients and would give the entire Eastbrokers European operations additional strength and stability throughout the region.

[GRAPHIC OMITTED - bar chart (see table below)]

             eastbrokers international consolidated annual revenue
                                 (in millions)

                                  1997    $ 5.74
                                  1998    $10.14
                                  1999    $25.15

         In the United States, EBI Securities gives Eastbrokers a solid base on which to expand its investment banking and brokerage presence throughout the United States. And, with the financial support of Eastbrokers, EBI Securities will have the capital and support to significantly enlarge its retail and institutional broker base, as well as expand its research, trading, and corporate finance capabilities. Cohig has been a recognized leader in the financing of emerging growth companies, as well as providing a full range of brokerage services. Since Eastbrokers has built a similar niche throughout Central and Eastern Europe and desired to expand into the U.S., the acquisition was a natural strategic fit. Now, Eastbrokers/ Cohig can jointly pursue this niche investment strategy on an international basis.

FINANCIAL PERFORMANCE

         Since fiscal 1997, Eastbrokers International's annual revenue has grown 500% from $5 million to a projected $25 million for our fiscal year ended 1999. We have grown from 30 employees to more than 400 and from two offices to more than 30. This growth has allows us to sustain operations amid one of the most volatile financial periods in this century. As with many other financial service firms, the past 12 months has been difficult. During fiscal 1998, we suffered significant losses in our European operations, when emerging market investors fled the markets of Central and Eastern Europe as a result of the Asian financial crisis. During the first half of calendar 1999, our U.S. operations were hit hard by the extraordinary volatility in the U.S. securities market. We have taken several necessary steps in our European operations, and as of the first nine months of fiscal 1999, our European operations have reported a profit. In the U.S., our operations have stabilized since the end of September 1998, and we expect that the U.S. operations will continue to be stable to positive throughout the end of our fiscal year.

CORPORATE STRUCTURE AND CAPABILITIES

THE UNITED STATES

EBI SECURITIES CORPORATION

[GRAPHIC OMITTED - bar chart (see table below)]

             eastbrokers international consolidated total assets
                                 (in millions)

                                  1997    $ 31.9
                                  1998    $ 44.8
                                  1999    $ 54.4


         Since the acquisition in May 1998, EBI Securities has spent considerable time and resources building an infrastructure in terms of both systems and personnel, which will position it to take advantage of what the Company believes are significant growth opportunities. The year was also complicated by one of the more severe market downturns of the past decade. Market corrections are rarely pleasant and always expensive, and this one was no exception. In this regard, while painful, we believe that the market's shakeout has created opportunity for us in terms of acquisitions, and we also believe it has pushed us to think outside the box and better rationalize our strategies and leverage the components of our business to make the collective entity more profitable.

         EBI Securities expects 1999, to be a year that will be characterized by significant growth in our retail base. We also believe that we will begin to realize the benefits of both the acquisition of Cohig and our efforts with respect to upgrading our systems and infrastructure. More specifically, we will continue to direct resources toward increasing the breadth of our product offerings and services, while at the same time continuing to expand and exploit our expertise in the small cap arena. We believe that augmenting our full service approach with our small cap niche provides us with a unique product mix, as well as a myriad of opportunities to drive profits going forward.

EUROPE

WMP BANK AKTIENGESELLSHAFT

         WMP Bank Aktiengesellshaft ("WMP Bank AG") has operated in an interesting environment for the first nine months of 1998. The period has been highlighted by the financial meltdown of the Russian economy and subsequent market turmoil in the former COMECON pact countries. Results for the period from brokerage activity have not met our expectations due to the crisis and investors' sudden lack of interest in Eastern European securities. Despite this disappointment, WMP Bank AG reported record results for the nine months ending September 30, 1998. Pre-tax income reached a record level of approximately $1.2 million on revenue of $2.5 million. These results are largely due to our position as the largest specialist on the Vienna Sonstiger Handel Exchange, where we act as the specialist for more than 800 financial instruments.

         In 1999, WMP Bank AG expects to maintain its position as the leading specialist on the Vienna market, as well as expand our success into other areas. While we will maintain our current operations in Vienna, we are actively expanding our Sales and Trading operations located in Klagenfurt, Austria. Due to its geographic location, Klagenfurt offers WMP Bank AG better access to clients from the prosperous regions of Austria and Northern Italy. Furthermore, WMP's corporate finance activity is expected to yield strong results in the new year. Focusing on emerging growth companies, the corporate finance department offers traditional investment banking activities such as public and private securities offering origination and placement as well as merger and acquisition advisory services.

         WMP Bank AG has great expectations for 1999, and looks forward to expanding its role in Europe as a leading brokerage and investment banking firm. With the unification of the monetary systems of 11 countries starting January 1, 1999, we expect Europe will start on a road to unity and economic expansion. This will help our company as we have a strong presence in Austria that will link us to Germany in the new European Community.

EASTBROKERS A.G. AND SUBSIDIARIES

         Central and Eastern Europe has more than 400 million people with vast mineral resources and a highly educated population. Those countries that were part of the Soviet Union bloc did not have the chance to fully develop their economic potential. Their production was strictly limited to goods and services as dictated by the Soviet planners. All production facilities were state-owned and no private enterprises were allowed. Their financial system was totally subservient to government policies with all banks, savings and loans, and insurance companies in state hands. This all changed in January 1990, with the removal of Communists from government and the subsequent elections. Since then, all of these countries have experienced an enormous amount of difficulties in the transition. It was hard to change the habits of people who lived under the controlled system of wages, fixed prices, and no economic risk. The fall of communism became one of the most momentous historical and political events of this century. In its wake, an exciting, dynamic investment environment was born.

         However, the past year has witnessed many dramatic events throughout the Central and Eastern European financial markets. Marked by the Russian economic collapse, the region's markets experienced downward pressure and have lost the interest of foreign institutional investors. As a result, many of our country units have reported negative performances for the past year.

         In response to the current economic climate, Eastbrokers A.G. has begun to reposition itself. It has sold its Czech Republic, Hungarian and Bulgarian operations and closed operations of Eastbrokers Moscow and Eastbrokers Romania. This decision allows Eastbrokers A.G. to effectively position its resources in more developed markets that are expected to regain the interest of foreign institutional investors in the near term. Positive results have been reported by Eastbrokers Warsaw since the installation of a new management team in May 1998. Eastbrokers Ljubljana continues to achieve positive results through its strong local presence and consulting activities. Eastbrokers' operations in Kazakhstan and the newly created unit in Azerbaijan have produced promising results for 1998. However, Eastbrokers Vienna expects continued weakness in the Central and Eastern European investment environment for 1999, with foreign investors focusing primarily on the markets of Austria and Poland. Therefore, Eastbrokers A.G. will concentrate its efforts on the developments in the markets of Austria, Poland, Slovenia and Croatia, but will continue its affiliations in the other countries as well.


FUTURE GROWTH AND OPPORTUNITY

         Looking ahead to 2000, Eastbrokers International expects to continue its growth by acquiring other similarly sized investment banking and brokerage operations and building strategic relationships both domestically and internationally. We will strive to be a leader in our niche u middle market transactions. We stand ready to expand and are investing heavily into new systems and solutions that will allow us to better manage our growth. We are educating our salespeople on new techniques and computerized tools to address the changing demographics of the investing public. In the United States, our salespeople are using sophisticated asset allocation modeling software to target the investor's personal goals. Well researched, diversified portfolios are earning our brokers a reputation as uniquely qualified, sophisticated client advisors. As we aggressively add to our sales force, we will continue to stress the quality and professionalism of our brokers.

         Eastbrokers International, through its subsidiaries, offers its clients unique investment opportunities. Large enough to get the job done, yet small enough to find and tailor creative emerging growth investment options. We have a tremendous opportunity to position the firm as a market leader in the emerging growth, international, investment banking business. We thank you for your support and pledge to do our very best in providing a solid future to our shareholders, clients, and employees.

                                                                  CORPORATE DATA



EASTBROKERS INTERNATIONAL                      OFFICERS AND DIRECTORS
INCORPORATED                                   Martin A. Sumichrast
15245 Shady Grove Road                         Chairman of the Board, President
Suite 340                                      and Chief Executive Officer
Rockville, Maryland 20850
Tel.:    301.527.1110                          Wolfgang Kossner
Fax:     301.527.1112                          Vice Chairman of the Board


TRANSFER AGENT                                 Dr. Michael Sumichrast
American Stock Transfer & Trust Company        Director
40 Wall Street
New York, New York 10005
Tel.:    212.936.5100                          Jay Schifferli
Fax:     718.236.4588                          Director


LEGAL COUNSEL                                  Dr. Segfried Samm
Kelley Drye & Warren LLP                       Director
Two Stamford Plaza
281 Tresser Boulevard
14th Floor                                     Kevin D. McNeil
Stamford, Connecticut 06901                    Chief Financial Officer,
Tel.:    203.324.1400                          Secretary and Treasurer
Fax:     203.327.2669

                                               OPERATING COMMITTEE
INDEPENDENT ACCOUNTANTS                        Martin A. Sumichrast
Deloitte & Touche                              Chairman of the Board, President
1100 Mercantile Bank Building                  and Chief Financial Officer
2 Hopkins Plaza
Baltimore, Maryland 21201-2983                 Wolfgang Kossner
Tel.:    410.576.6708                          Vice Chairman of the Board
Fax:     410.837.0510
                                               Steve Hinkle
                                               Chairman of the Board and Chief
CORPORATE SECURITIES                           Executive Officer,
Eastbrokers International Incorporated common  EBI Securities Corporation stock and common stock warrants trade on the
NASDAQ SmallCap Market under the symbols       Kevin D. McNeil
EAST and EASTW, respectively.                  Chief Finanicial Officer,
                                               Secretary and Treasurer


                                               Gerhard Diesner
                                               Managing Director, WMP Bank AG


                                               Alexandra Beier-Cizek
                                               Managing Director, Eastbrokers
                                               Beteiligungs AG


                                               Mili Kus
                                               Managing Director,
                                               Eastbrokers Slovenia

LOCATIONS

  HEADQUARTERS                               REGIONAL
  Eastbrokers International Incorporated     Eastbrokers Beteiligungs AG
  15245 Shady Grove Road                     Schlickgasse 1
  Suite 340                                  1090 Vienna, Austria
  Rockville, Maryland 20850                  Tel.:    011.43.1.317.2700
  Tel.:    301.527.1110                      Fax:     011.43.1.317.2700.73
  Fax:     301.527.1112
                                             EBI Securities Corporation
  CORPORATE OFFICES                          6300 Syracuse Way
  EBI Securities Corporation                 Suite 400
  Englewood, Colorado                        Englewood, Colorado 80111
  Baltimore, Maryland                        Tel.:    800.289.5691
  Beverly Hills, California                  Fax:     303.694.3728
  Boca Raton, Florida
  Charlotte, North Carolina                  AFFILIATE OR FRANCHISE OFFICES
  Cherry Creek, Colorado                     EBI Securities Corporation
  La Jolla, California                       Albuquerque, New Mexico
  New York, New York                         Aspen, Colorado
  Spokane, Washington                        Colorado Springs, Colorado
                                             Newark, Delaware
  Eastbrokers Beteiligungs AG                Detroit, Michigan
  Warsaw, Poland                             Denver, Colorado
  Zagreb, Croatia                            Los Angeles, California
  Ljubljana, Slovenia                        Phoenix, Arizona
  Almaty, Kazakhstan                         Santa Monica, California
  Baku, Azerbaijan                           Sea Girt, New Jersey
                                             Seattle, Washington



                                             Eastbrokers
                                             Budapest, Hungary
                                             Sofia, Bulgaria
                                             Prague, Czech Republic,
                                                  (Stratego Invest a.s.)
                                             Bratislava, Slovakia

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Certain information set forth in this report under the captions Item 1 "Description of Business", and Item 6 "Management's Discussion and Analysis or Plan of Operation" includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, the Company may publish "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. Readers are cautioned not to place undue reliance on these forward looking statements, which are made as of the date hereof. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business,(v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, (x) changes in federal and state tax laws which could affect the popularity of products sold by the Company and (xi) the risks and uncertainties set forth under the caption "Risk Factors" which appears in Item
1. Eastbrokers International Incorporated undertakes no obligation to release publicly any revisions to the forward looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments. Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. Readers are cautioned not to place undue reliance on these forward looking statements, which are made as of the date hereof. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry,
(x)changes in federal and state tax laws which could affect the popularity of products sold by the Company and (xi) the risks and uncertainties set forth under the caption "Risk Factors" which appears in Item 1.


BACKGROUND

         Eastbrokers International Incorporated ("EII", and together with its subsidiaries the "Company") was incorporated in the State of Delaware on January 20, 1993, as the Czech Fund. The Company's initial goal was to take advantage of the rapid growth in business opportunities arising from the privatization of the newly-democratized Czech Republic by merging with or acquiring Czech businesses. From 1993 through 1996, the Company held an interest in a Czech hotel and an interest in a Czech department store.

         In 1996, the Company re-evaluated its business strategy and after considering a variety of investment opportunities, acquired Eastbrokers Beteiligungs AG, an Austrian brokerage company with offices throughout Central and Eastern Europe ("Eastbrokers Vienna"). This transaction enhanced the Company's prospects by both providing the Company with a vehicle for its existing acquisition strategy while extending its opportunities beyond the Czech Republic to the entirety of Central and Eastern Europe. Following the acquisition, the Company's name was changed to Eastbrokers International Incorporated, its present name.

         EII is primarily a holding company for sixteen subsidiaries and affiliates which are directly and indirectly owned. The Company generally owns at least 50 percent but less than 100 percent of each of the active subsidiaries and affiliates. Twelve of the Company's subsidiaries and affiliates are incorporated and located in Central and Eastern Europe. The Company also owns 100 percent of EBI Securities Corporation ("EBI Securities"), 100 percent of Eastbrokers Leasing Ltd., 90 percent of Eastbrokers North America, Inc. ("Eastbrokers NA") and 100 percent of an inactive U.S. subsidiary. All of the Company's subsidiaries and affiliates are engaged in the investment banking, broker-dealer, advisory and security business. The principal strategic objective of the Company has been to establish controlling ownership of independent broker-dealers located primarily in Central and Eastern Europe and to create a network that provides access to emerging market investment opportunities in Central and Eastern Europe. In fiscal year 1998, this objective was expanded to include establishing controlling ownership of independent broker-dealers in the United States.


CURRENT OPERATIONS

         Through Eastbrokers Vienna, the Company provides financial services in Eastern and Central Europe. Eastbrokers Vienna's primary business is to provide its customers with stock brokering and investment banking services. Eastbrokers Vienna conducts business through its head office in Vienna, Austria and in its subsidiary and affiliate offices located in (a) Klagenfurt, Austria, (b) Budapest, Hungary, (c) Bratislava, Slovakia, (d) Almaty, Kazakhstan, (e) Istanbul, Turkey, (f) Moscow, Russia, (g) Bucharest, Romania, (h) Sofia, Bulgaria, (i) Ljubljana, Slovenia, (j) Zagreb, Croatia, and (k) Warsaw, Poland. Through its subsidiaries and affiliate offices, the Company is a member of the Vienna Stock Exchange, the Budapest Stock Exchange, the Bratislava Stock Exchange, the Zagreb Stock Exchange, the Ljubljana Stock Exchange, the Bucharest Stock Exchange, the Central Asian Stock Exchange, and the Warsaw Stock Exchange. Eastbrokers Vienna also owns 51% of WMP Bank AG (formerly WMP Borsenmakler AG) ("WMP"), a publicly-held Austrian investment banking and brokerage firm. Due to the continued decline in the Czech Republic markets and recurring operating losses generated through its subsidiary office located in Prague, Czech Republic, the Company determined that it was in the best interest of the Company and shareholders to dispose of this operation. 73.55% of the Company's interest in this subsidiary was sold in June 1998.

         Eastbrokers Vienna's brokerage, trading and market making business generated approximately 25 percent and 41 percent of all of the Company's revenues for the fiscal years ended March 31, 1997 and 1998, respectively. Eastbrokers Vienna conducts its sales activities as principal and agent on behalf of its clients. Eastbrokers Vienna primarily distributes and trades Eastern and Central European equity securities and to a lesser degree, debt securities. Eastbrokers Vienna, through WMP, actively makes a market in more than 800 debt and equity securities on the Vienna Stock Exchange.

         Eastbrokers Vienna is also a Central and Eastern European investment banking firm which provides advice to, and raises capital for, Eastern and Central European companies. Eastbrokers Vienna provides advisory services on key strategic matters such as mergers, acquisitions, privatizations, joint ventures as well as long range financial planning. Eastbrokers Vienna seeks to raise capital for its investment banking clients from institutional and commercial investors in Western Europe. Since 1993, Eastbrokers Vienna has assisted with over twenty-five investment banking transactions.

         The Company acquired Eastbrokers North America, Inc. ("Eastbrokers NA") in March 1997. Eastbrokers NA is a registered broker-dealer with the SEC and a member of the National Association of Securities Dealers ("NASD"). It commenced operations in October 1997. Eastbrokers NA is currently approved to do business in 17 states and the District of Columbia. Based primarily on the operating results of Eastbrokers NA for the year ended March 31, 1998, and the hurdles encountered in locating and marketing suitable investment products developed in Central and Eastern Europe, the Company determined that its plan to use Eastbrokers NA to complement the Company's European operations was no longer viable and a change in both focus and direction was required with respect to Eastbrokers NA. After the acquisition of EBI Securities in May 1998, the Company reduced the level of its operations in Eastbrokers NA and is in the process of evaluating how best to utilize this entity. The office space previously occupied by Eastbrokers NA is in the process of being converted into a branch office of EBI Securities.

         In October 1997, the Company announced its intention to establish a full service brokerage operation in Kiev, Ukraine subject to obtaining the required regulatory approvals. Due to the overall instability in the region caused by the economic crisis in Asia and potential currency problems in Russia, the Company has decided to continue its evaluation of this market and will delay this expansion until such time as it feels the expansion is economically viable.

         On February 20, 1998, the Company consummated a private placement. Under the terms of this private placement, the Company sold 1,227,000 units at $5.00 per unit, with each unit consisting of one share of the Company's common stock, par value $.05 per share (the "Common Stock"), and one Class C Common Stock purchase warrant with an exercise price of $7.00 per share. After expenses related to this private placement, the Company received approximately
$5,400,000.  As  provided  by the  terms  of the  Class A and  Class B  warrants outstanding at the time of this private placement, the Company also announced certain adjustments relating to the pricing of its Class A and Class B warrants. In conjunction with this private placement, the Company announced a 1-for-5 reverse split of its Class A and Class B warrants with corresponding changes in the number of warrants required for exercise. This reverse split was in proportion to the 1-for-5 reverse split of the Common Stock in September 1996 and caused each warrant again to be exercisable for one share of Common Stock. The effect of these changes resulted in there being at March 31, 1998 1,101,000 Class A warrants outstanding with an exercise price of $18.00 per share and 250,000 Class B warrants outstanding with an exercise price of $19.00 per share.

         During April 1998, a date subsequent to the date of this Report but prior to the filing date, the Company announced that a consortium in which the Company was participating was awarded the management contract for Polish National Investment Fund #9. This consortium consisted of the Company, Tonlor Finance, a Polish finance and investment company based in Warsaw, and General Partners AG, an Austrian investment and holding company. Subsequent to the signing of the preliminary agreement but prior to the signing and ratification of the final management agreement, the consortium was informed that the Polish national government had reached a strategic decision to change the focus, structure, and process related to the privatization of its national investment funds. The consortium was encouraged to resubmit its application and compete for a management contract under the new criteria. After considerable deliberation and an evaluation of the time, energy, effort, and financial commitment originally expended in the bidding process and an evaluation of the cost required to continue in the bidding process, the consortium determined that its resources, financial and human, were better allocated to other worthwhile projects.

         In May 1998, subsequent to the date of this Report, but prior to the filing date, the Company acquired all of the outstanding common stock of Cohig & Associates, Inc., a Denver, Colorado based investment banking and brokerage firm, in exchange for 445,000 unregistered shares of the Common Stock and an agreement to advance $1,500,000 in additional working capital to Cohig & Associates. Following the acquisition, the Company changed the name of Cohig & Associates, Inc. to EBI Securities Corporation ("EBI Securities"). The Company intends to develop EBI Securities as the foundation to expand its U.S. based investment banking and brokerage presence and anticipates that EBI Securities will be the first in a series of acquisitions targeting other successful medium size investment banking and brokerage firms both domestically and internationally. EII believes that its current organizational structure as an entrepreneurial, well-capitalized, and international publicly-traded company will be particularly appealing to potential acquisition candidates.

         EBI Securities is a full service brokerage firm specializing in providing investment advice and counsel to individuals and small to middle market institutions. At the present time, EBI Securities has approximately 150 licensed representatives. EBI Securities provides its brokerage clients with a broad range of traditional investment products and services. EBI Securities also strives to establish itself with investors and corporate finance clients through its commitment to a professional but personalized service. Its trading department makes a market in approximately 150 securities which include its investment banking clients and those securities that its research department has identified as promising, small to middle-market, potentially high growth companies. EBI Securities' investment banking department operates with a single goal in mind: to enhance and develop the capital structures of small to middle market emerging growth companies through private placements, bridge financing, and public offerings in order to enable the firm's corporate finance clients to capitalize on promising business opportunities, favorable market conditions, and/or late stage product development.

         EBI Securities is registered as a broker-dealer with the SEC and is licensed in 50 states and the District of Columbia. It is also a member of the NASD and the Securities Investor Protection Corporation (SIPC). Customer accounts are insured to $25 million under the SIPC excess insurance program. EBI Securities operates pursuant to the exemptive provisions of SEC Rule 15c3-3
(k)(2)(ii) and clears all transactions with and for customers on a fully disclosed basis.

         EBI Securities maintains its clearing arrangement with Fiserv Correspondent Services, Inc. ("Fiserv"), a subsidiary of Fiserv, Inc. (NASDAQ:
FISV). Fiserv provides EBI Securities with back office support, transaction processing services on all the principal national securities exchanges and access to many other financial services and products. This arrangement enables EBI Securities to offer its clients a broad range of products and services that is typically only offered by firms that are larger and/or have a larger capital base. Fiserv has advised the Company that it is aware of the year 2000 computer issue and is working to mitigate the effect of the year 2000 issue on its operations. See Item 6 "Management's Discussion and Analysis or Plan of Operation - Impact of the Year 2000".

         In June 1998, subsequent to the date of this Report, but prior to the filing date, the Company's largest European subsidiary, WMP, successfully raised 60 million Austrian Schillings (approximately $4,800,000 USD) in a bond offering. The Company intends to utilize these proceeds to enhance and further develop its European trading activities. The bonds were issued in denominations of 10,000 Austrian Schillings (approximately $800 USD at the then current exchange rates), bear an annual interest rate of 7.5%, payable at maturity, and mature in June 2002.

         In June 1998, subsequent to the date of this Report, but prior to the filing date, the Company sold 73.55% of its interest in Eastbrokers Prague a.s. See "Acquisitions and Dispositions Subsequent to the Fiscal Year End" below in this Item 1 Description of Business.

         A key component of the Company's business plan is to grow through the purchase and roll-up of complementary businesses both in the United States and in Europe, with the acquisitions financed by the issuance of Common Stock.
Management believes that consolidation within the industry is inevitable. Concerns attributable to the volatility currently prevailing in the financial markets help explain the increasing number of acquisition opportunities being introduced to the Company. The Company is focused on maximizing the profitability of the acquisitions that have been consummated to date, while it continues to selectively seek additional complementary acquisition and/or merger candidates.


ACQUISITIONS AND DISPOSITIONS DURING THE FISCAL YEAR

         In February 1998, the Company participated in a capital increase for its subsidiary, Eastbrokers Vienna. In this capital increase, the Company acquired 389,925 shares of the available 390,000 shares for approximately $4,000,000 USD. The shares were offered at a price of 130 Austrian Schillings per share (approximately $10.40 USD per share) and raised the Company's ownership interest in Eastbrokers Vienna from approximately 93.68% to approximately 95.73%.

         Through its subsidiary, Eastbrokers Vienna, the Company acquired a 48.1% interest in the outstanding capital stock of WMP on August 1, 1996. WMP is a stock broker-dealer and market maker in Vienna, Austria and is licensed as a class B bank under Austrian law. A Class B bank may, at its discretion, conduct any of the normal activities associated with a bank with one major exception; it cannot accept customer deposits. From time to time Eastbrokers Vienna has carried shares of WMP. Accordingly, since August 1996, the Company's ownership of WMP has exceeded 50% including WMP shares in its trading portfolio. At
December 31, 1996, the Company's aggregate ownership percentage in WMP, including its trading position, was 55%. This investment was accounted for using the equity method in the March 31, 1997 financial statements as the Company believed that its control of WMP may likely have been lost as the result of the probable occurrence of certain events that lay outside of its control. In September, 1997 circumstances surrounding these events were resolved such that these events were no longer considered probable of occurrence and the Company deemed its control of WMP was no longer temporary. Accordingly, the Company began consolidating its investment in WMP effective with its third quarter of fiscal 1998 financial statements. For the fiscal year ended March 31, 1998, WMP has been consolidated for the entire year. At December 31, 1997, the Company's aggregate ownership interest in WMP was 52%.

         In October 1997, WMP sold its interest in WMP Vermogensverwaltungs GmbH ("WMP GmbH") for 2.5 million Austrian Schillings (approximately $200,000 USD at the then current exchange rates). The sales price approximated the cost basis of WMP GmbH at the date of disposition. At the date of disposition, WMP GmbH was primarily an inactive subsidiary. WMP GmbH was originally created to hold the assets of WMP.

         In December 1997, Eastbrokers Vienna sold its 51 percent interest in S+_warenindustrie Beteiligungs GmbH (SWIB) to Peter Schmid, Chairman of the Board, President, Chief Executive Officer and a Director of EII, for 13 million Austrian Schillings (approximately $1,025,000 USD at the then current exchange rates). The Company acquired its ownership interest in SWIB in mid-1997 for 510,000 Austrian Schillings (approximately $40,000 USD at the then current exchange rates). At the time of acquisition, the principal asset of SWIB was an investment in a Company which was entering bankruptcy proceedings and there was considerable uncertainty regarding the future realizable value of this asset. By December 1997, bankruptcy proceedings had progressed to a point where an estimate could be made on the net realizable value of this primary asset. Based on the information available at that time SWIB's value at the date of disposition was determined by the Board of Directors of EII to be in the range of 12 million to 14 million Austrian Schillings (approximately $950,000 to $1,100,000 USD at the then current exchange rates).

         In December 1997, Eastbrokers Budapest Rt. sold its wholly owned subsidiary, 1001 Pengo Kft., to three directors of Eastbrokers Budapest Rt. for 100 million Hungarian Forints (approximately $500,000 USD at the then current exchange rates). As of the date of disposition, the sales price approximated the cost basis of 1001 Pengo Kft.


ACQUISITIONS AND DISPOSITIONS SUBSEQUENT TO THE FISCAL YEAR END

         In May 1998, subsequent to the date of this Report, but prior to the filing date, the Company acquired all of the outstanding common stock of EBI Securities in exchange for 445,000 unregistered shares of the Company's Common Stock and an agreement to advance $1,500,000 in additional working capital into EBI Securities. The Company intends to develop EBI Securities as the foundation to expand its U.S. based investment banking and brokerage presence and anticipates that EBI Securities will be the first in a series of acquisitions targeting other successful medium size investment banking and brokerage firms both domestically and internationally. EII believes that its current organizational structure as an entrepreneurial, well-capitalized, and international publicly traded company will be particularly appealing to potential acquisition candidates. The office space presently occupied by Eastbrokers NA is in the process of being converted to a branch office of EBI Securities.

         In June 1998, subsequent to the date of this Report, but prior to the filing date, the Company sold 73.55 percent of its interest in Eastbrokers Prague a.s. to a third party for 15 million Austrian Schillings (approximately $1,200,000 USD at the then current exchange rates).


GOVERNMENT REGULATION

         The Company has operations based in the United States and 11 foreign countries. The Company's business is, and the securities industry generally is, subject to extensive regulation in each of these jurisdictions at both the federal and state level, as well as by industry self-regulatory organizations ("SROs"). The Company is also subject to regulation by various foreign financial regulatory authorities in the jurisdictions outside of the United States, Austria and Central and Eastern Europe where it does business, including for example by The Securities and Futures Authority of the United Kingdom.

         In the United States, the Company's business, and the securities industry generally, are subject to extensive regulation at both the federal and state levels. The U.S. Securities and Exchange Commission (the "SEC") is the agency primarily responsible for administration of federal securities laws. Much of the regulation of broker-dealers, however, has been delegated by the SEC to SROs, primarily the NASD. The NASD has the authority to adopt rules (which are subject to approval by the SEC) for governing the industry and the NASD conducts periodic examinations to ensure compliance. The scope of EBI Securities' and Eastbrokers NA's broker dealer operations are subject to the terms of their respective Restriction Agreements with the NASD. In the event that EBI Securities or Eastbrokers NA violates the terms of its Restriction Agreement or NASD rules, its NASD membership can be suspended or revoked and the NASD may impose fines upon it or censure it. Broker-dealers are also subject to regulation by state securities commissions in the states in which they are registered. EBI Securities is registered in all 50 states and Eastbrokers NA is registered in 17 states. EBI Securities and Eastbrokers NA are subject to the SEC net capital rules, which require them to maintain prescribed levels of capital in order to conduct business. Each of EBI Securities and Eastbrokers NA has capital in excess of the required capital.

         The Companies non-U.S. business is also subject to extensive regulation by various non-U.S. governments, securities exchanges, central banks and regulatory bodies, especially in Austria where the Company owns WMP, an Austrian bank that engages in the securities business, including on the Austrian Stock Exchange. Each of these authorities impose regulation the Company's activities within the scope of their respective jurisdictions. These regulations are generally intended to protect the integrity of the stock exchange, bank or financial market subject to regulation and to protect customers of the regulated agency, and not primarily to protect investors in the regulated entity. The Company is currently in compliance with the net capital requirements in each of the Eastern and Central European jurisdictions in which the Company operates.

         The SEC, the Austrian Ministry of Finance, other governmental authorities and SROs have the authority to institute administrative or judicial proceedings against any entity subject to their jurisdiction, and the officers and employees of any such entity. These proceedings may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the de-registration or suspension of a broker-dealer, investment adviser or futures commission merchant, the statutory disqualification of its officers or employees or other adverse consequences, and, even if none of such actions is taken, could have a material adverse effect on the Company's perceived creditworthiness, reputation and competitiveness. Customers of the Company or others who allege that they have been damaged by the Company's violation of applicable regulations also may seek to obtain compensation from the Company, including the unwinding of any transactions with the Company.

         In addition to the existing laws and regulations affecting the Company, additional legislation and regulations, amendments to existing laws and regulations may be adopted in the future, or changes in interpretations or enforcement of existing laws and regulations may be adopted in the future. Any such event could directly affect the manner and operation and profitability of the Company.

         In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot state what the eventual outcome of pending matters against EBI Securities will be. Management believes, based upon discussions with the Company's counsel, that the outcome of such matters will not have a material adverse affect on the consolidated financial condition of the Company but may be material to the Company's operating results for any particular period depending on the outcome of the matter and the level of the Company's income for such period.

COMPETITION

         The Company is engaged in a highly competitive business. With respect to one or more aspects of its business, the Company encounters substantial competition from both foreign and domestic businesses in the United States and Central and Eastern Europe. Its competitors include an elite list comprised of member organizations of the New York Stock Exchange and other registered securities exchanges in North America and Central and Eastern Europe. A large number of established and well-financed entities including multinational businesses and investment banking firms such as Bank Austria, Creditanstaldt, Credit Suisse-First Boston, ING Bearings and ABN Amro have recently and substantially increased their business activities in Central and Eastern Europe. Nearly all of such entities have substantially greater financial resources, technical expertise and managerial capabilities than the Company. Discount brokerage firms affiliated with commercial banks and companies which provide electronic on-line trading provide additional competition. In many instances, the Company is also competing directly for customer funds with investment opportunities offered by real estate, insurance, banking, and savings and loan industries. The Company competes principally on the basis of service, product selection, location and reputation in its local markets.


EMPLOYEES

         At October 30, 1998, the Company currently has approximately 450 full-time employees and 40 part-time employees. No employees are covered by collective bargaining agreements and the Company believes its relations are good with both its employees and its independent contractors and consultants.


COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

         The Company must comply with various federal, state and local regulations relating to the protection of the environment. Federal, state, and local provisions which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment will not, in the opinion of the Company, have a material effect on the capital expenditures, earnings, or the competitive position of the Company.


RISK FACTORS

         The Company faces a variety of risks in the conduct of its business, any of which could result in a material adverse effect on the Company, its business and its financial performance. Certain of these risks are summarized below. This summary is not intended to be a complete list of all matters that could adversely affect the Company, and there are many factors beyond the Company's control that affect it, its business and its financial performance.

VOLATILE NATURE OF SECURITIES BUSINESS

         The securities business is, by its nature, subject to various risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting or ownership of securities, trading, arbitrage and merchant banking activities, counterparty failure to meet commitments, customer fraud, employee fraud, misconduct and errors, failures in connection with the processing of securities transactions and litigation.

         A securities firm's business and its profitability are also affected by the firm's credit capacity or perceived creditworthiness and competitive factors, including the ability to attract and retain highly skilled employees. These and other factors may contribute to reduced levels of new issue or merger, acquisition, restructuring, and leveraged capital activities, including leveraged buyouts and high-yield financing, or the level of participation in financing and investment related to such activities, generally resulting in lower revenues from investment and merchant banking fees and underwriting and corporate development investments. Reduced volume of securities transactions and reduced market liquidity generally result in lower revenues from dealer and trading activities and commissions.

         Lower price levels of securities may result in a reduced volume of transactions and in losses from declines in the market value of securities held in trading, investment and underwriting positions. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets. In such markets, the Company may not be able to sell securities and may have difficulty in covering its securities positions. Such markets, if prolonged, may also lower the Company's revenues from investment banking, merchant banking and other investments, and could have a material adverse effect on the Company's results of operations and financial condition.

         The Company's principal business activities, investment banking, securities sales and trading and correspondent brokerage services are, by their nature, highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. Consequently, the Company's net income and revenues have been, and may continue to be, subject to wide fluctuations, reflecting the impact of many factors beyond the Company's control, including securities market conditions, the level and volatility of interest rates, competitive conditions and the size and timing of transactions.

         The securities business and its profitability are affected by many factors of a national and international nature, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the security industry in the marketplace and the level and volatility of interest rates.

SIGNIFICANT COMPETITION WITHIN THE SECURITIES INDUSTRY

         The Company encounters significant competition in all aspects of the securities business and competes worldwide directly with other domestic and foreign securities firms, a number of which have greater capital, financial and other resources than the Company. In addition to competition from firms currently in the securities business, there has been increasing competition from other sources, such as commercial banks and investment boutiques.

         As a result of anticipated legislative and regulatory initiatives in the U.S. to remove or relieve certain restrictions on commercial banks, it is possible that competition in some markets currently dominated by investment banks may increase in the near future.

         Such competition could also affect the Company's ability to attract and retain highly skilled individuals to conduct its various businesses. The principal competitive factors influencing the Company's business are its professional staff, the Company's reputation in the marketplace, its existing client relationships, the ability to commit capital to client transactions and its mix of market capabilities. The Company's ability to compete effectively in securities brokerage and investment banking activities will also be influenced by the adequacy of its capital levels. In addition, the Company's ability to expand its business may depend on its ability to raise additional capital. See "Description of Business - Competition".

BUSINESS SUBJECT TO EXTENSIVE FEDERAL, STATE AND FOREIGN REGULATIONS

         The Company's business is, and the securities industry generally is, subject to extensive regulation in the United States, Austria and all other Central and Eastern European states where its subsidiaries operate at the state level, as well as by industry SROs. The Company is also subject to regulation by various foreign financial regulatory authorities in the jurisdictions outside of the United States, Austria and Central and Eastern Europe where it does business, including by The Securities and Futures Authority of the United Kingdom. See Description of Business u Government Regulation.

         The Company's business, and the securities industry generally, are subject to extensive regulation in the United States at both the federal and state levels. In addition, SROs such as the NASD require strict compliance with their rules and regulations. Failure to comply with any of these laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse affect upon the Company.

         The scope of EBI Securities' and Eastbrokers NA's broker dealer operations are subject to the terms of their respective Restriction Agreements with the NASD. In the event that EBI Securities or Eastbrokers NA violates the terms of its Restriction Agreement, its NASD membership can be suspended or revoked and the NASD may impose fines upon or censure either EBI Securities or Eastbrokers NA.

         Compliance with many of the regulations applicable to the Company involves a number of risks, particularly in areas where applicable regulations may be unclear. The SEC, the Austrian Ministry of Finance (the "Ministry"), other governmental regulatory authorities, including state securities regulators, and SROs, including the Vienna Stock Exchange Chamber, may institute administrative or judicial proceedings or arbitrations which may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the de-registration or suspension of a broker-dealer, investment adviser or futures commission merchant, the statutory disqualification of its officers or employees or other adverse consequences, and, even if none of such actions is taken, could have a material adverse effect on the Company's perceived creditworthiness, reputation and competitiveness. Customers of the Company or others who allege that they have been damaged by the Company's violation of applicable regulations also may seek to obtain compensation from the Company, including the unwinding of any transactions with the Company.

         Additional legislation and regulations, including those relating to the activities of affiliates of broker-dealers, changes in rules promulgated by the SEC, the Ministry or other Austrian or foreign governmental regulatory authorities and SROs or changes in the interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of the Company.

         The Company's businesses may be materially affected not only by regulations applicable to it directly in the conduct of its business, but also by the effect laws, rules and regulations of general application may have on the market for the Company's products and services. For example, the volume of the Company's underwriting, merger and acquisition and merchant banking business in any year could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. From time to time, various forms of anti-takeover legislation and legislation that could affect the benefits associated with financing leveraged transactions with high-yield securities have been proposed that, if enacted, could adversely affect the volume of merger and acquisition and investment banking business, which in turn could adversely affect the Company's underwriting, advisory and trading revenues related thereto.

MARKET, CREDIT AND LIQUIDITY RISKS ASSOCIATED WITH UNDERWRITING AND TRADING ACTIVITIES

         The Company's underwriting, securities trading, market-making and arbitrage activities are conducted by the Company as principal and subject the Company's capital to significant risks, including market, credit (including counterparty) and liquidity risks.

         The Company's underwriting, securities trading, market-making and arbitrage activities often involve the purchase, sale or short-sale of securities as principal in markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. The Company from time to time has large position concentrations in certain types of securities or commitments and in the securities of or commitments to a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, or issuers engaged in a particular industry. Through its subsidiaries and affiliate offices, the Company engages in proprietary trading of Eastern European securities with an emphasis on government and corporate bonds, local debt instruments and Central and Eastern European equity securities, which involve risks associated with the political instability and relative currency values of the nations in which the issuer principally engages in business as well as the risk of nationalization. In addition, the Company has, from time to time, substantial position concentrations in high yield issuers or commitments to high-yield issuers.

         These securities generally involve greater risk than investment-grade debt securities due to credit considerations, liquidity of secondary trading markets and vulnerability to general economic conditions. The level of the Company's high-yield securities inventories and the impact of such activities upon the Company's results of operations can fluctuate from period to period as a result of customer demands and economic and market considerations.

         In addition, the trend in all major capital markets, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, an underwriter may retain significant position concentrations in individual securities. Such concentrations increase the Company's exposure to specific credit, market and political risks. In addition, material fluctuations in foreign currencies vis-a-vis the U.S. Dollar, in the absence of countervailing covering or other procedures, may result in losses or gains in the carrying value of certain of the Company's assets located or denominated in non-U.S. jurisdictions or currencies.

         The Company derives a significant portion of its revenue from commissions generated by its broker dealers from retail brokerage transactions in equity and debt securities, underwriting activities and private placements. The Company believes that as the business of the broker dealers develops, the broker dealers will engage in securities trading for their own accounts. These activities may involve the purchase, sale or short sale of securities as a principal and the risk of a change in the market price of such securities and of a decrease in the liquidity of markets, all of which may limit the broker dealer's ability to resell securities it purchased or to repurchase securities sold in such transactions. Principal and underwriting transactions also involve economic, political, credit, currency, interest rate and other related risks, any of which could result in an adverse change in the market price of the relevant securities. See "Management's Discussion and Analysis or Plan of Operation".

CAPITAL INTENSIVE NATURE OF AND POTENTIAL LOSSES RESULTING FROM MERCHANT BANKING ACTIVITIES

         Securities firms, including the Company, increasingly facilitate major client transactions and transactions sponsored by their proprietary pools of capital by using their own capital in a variety of investment activities that have been broadly described as merchant banking.

         Such activities include, among other things, purchasing equity or debt securities or making commitments to purchase such securities in merger, acquisition, restructuring and leveraged capital transactions, including leveraged buyouts and high-yield financing. Such positions and commitments may involve substantial amounts of capital and significant exposure to any one issuer or business, as well as market, credit and liquidity risks. Equity securities purchased in these transactions generally are held for appreciation, are not readily marketable and typically do not provide dividend income. Debt securities purchased in such transactions typically rank subordinate to bank debt of the issuer and may rank subordinate to other debt of the issuer. In addition, the Company also provides and arranges bridge financing, which assures funding for major transactions, with the expectation that refinancing will be obtained through the placement of high-yield debt or other securities. Such activities may also involve substantial amounts of capital and significant exposure to any one issuer as well as various risks associated with credit conditions and vulnerability to general economic conditions.

         There can be no assurance that the Company will not experience significant losses as a result of such activities. See Item 6 "Management's Discussion and Analysis or Plan of Operation".

DERIVATIVE FINANCIAL INSTRUMENTS

         At the present time, the Company does not engage in the use of derivatives financial instruments. In many of the countries where the Company has operations (i.e., Russia, Kazakhstan and Bulgaria), the local currencies are referred to as "soft" or "exotic". As such, there are very few, if any, cost effective hedging strategies available to the Company or potential investors. The Company's inability to engage in currency hedging activities may result in its earnings being subject to greater volatility due to exchange rate fluctuations.


REQUIREMENTS FOR ADDITIONAL CAPITAL

         The Company may need to raise additional funds to provide working capital or in order for the Company to respond to unforeseen needs or to take advantage of unanticipated opportunities. Over the longer term, it is likely that the Company will require substantial additional monies to continue to fund the Company's working capital needs. There can be no assurance that any such funds will be available at the time or times needed, or available on terms acceptable to the Company. If adequate funds are not available on acceptable terms, the Company may not be able to take advantage of market opportunities, to develop new services or products or otherwise respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE UPON AVAILABILITY OF CAPITAL AND FUNDING

         A substantial portion of the Company's total assets consists of highly liquid marketable securities and short-term receivables arising from securities transactions. The highly liquid nature of these assets provides the Company with flexibility in financing and managing its business. However, certain of the Company's activities such as merchant banking frequently involve substantial capital commitments in securities which are often illiquid. The funding needs of the Company are satisfied from internally generated funds and capital, including equity, long-term debt and short-term borrowings which consist of securities sold under agreements to repurchase ("repurchase agreements"), master notes and committed and uncommitted lines of credit.

         All repurchase transactions and a portion of the Company's bank borrowings are made on a collateralized basis. Liquidity management includes the monitoring of assets available to hypothecate or pledge against short-term borrowing. The Company maintains borrowing relationships with a broad range of banks, financial institutions, counterparties and others. The volume of the Company's borrowings generally fluctuates in response to changes in the amount of resale transactions outstanding, the level of the Company's securities inventories and overall market conditions. Availability of financing to the Company can vary depending upon market conditions, the volume of certain trading activities, credit ratings, credit capacity and the overall availability of credit to the securities industry and there can be no assurance that adequate financing to support the Company's businesses will continue to be available in the future. See Item 6 "Management's Discussion and Analysis or Plan of Operation".

POTENTIAL RESTRICTIONS ON BUSINESS OF, AND WITHDRAWAL OF CAPITAL FROM, REGULATED SUBSIDIARIES RESULTING FROM NET CAPITAL REQUIREMENTS

         As a registered broker-dealer and member of numerous stock exchanges throughout Central and Eastern Europe, the Company is required to comply with each of the countries' regulatory authorities and net capital rules of the stock exchanges. These rules, which specify minimum net capital requirements for registered broker-dealers and stock exchange members, are designed to assure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business and have the effect of requiring that at least a substantial portion of their assets be kept in cash or highly liquid investments. Compliance with such net capital requirements could limit operations that require the intensive use of capital, such as underwriting and trading activities. These rules also could restrict the Company's ability to withdraw capital from the regulatory authorities, even in circumstances where these authorities hold more than the minimum amount of the Company's required capital, which in turn, could prevent or limit the Company's ability to pay dividends, repay debt and redeem or repurchase shares of its outstanding capital stock.

POTENTIAL SECURITIES LAWS LIABILITY

         Many aspects of the Company's business involve substantial risks of liability. In recent years, there has been increasing incidence of litigation involving the securities industry, including class actions that generally seek substantial damages. Companies engaged in the underwriting and distribution of securities are exposed to substantial liability under applicable securities laws.


DEPENDENCE ON PERSONNEL AND CERTAIN KEY MANAGEMENT

         Most aspects of the Company's business are dependent on highly-skilled individuals. The Company devotes considerable resources to recruiting, training and compensating such individuals and has taken further steps to encourage such individuals to remain in the Company's employ. Individuals employed by the Company may, however, choose to leave the Company at any time to pursue other opportunities. In addition, the operation of the Company's business is principally dependent on certain key management personnel. In particular, Martin
A. Sumichrast, Wolfgang Kossner, and Peter Schmid have played significant roles in the promotion, development and management of the Company. Wolfgang Kossner serves in an advisory role and is not compensated by the Company. If Mr. Kossner's affiliation to the Company were to cease, or he was unable to continue to serve in this role, there may be a significant adverse effect on the performance of the Company as a whole. Martin A. Sumichrast and Peter Schmid are officers, directors, and employees of the Company. If the employment by the Company of either of these two people terminates, or they are unable to perform their duties, there may be a significant adverse effect on the performance of the Company as a whole. The Company's potential growth and any expansion into areas and activities such as new markets or the development of new products requiring additional expertise will be expected to place additional demands on the Company's human resources. These demands are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on the Company's prospects for success. Competition for such personnel is intense and no assurance can be given that the Company will be able to hire and/or retain adequate personnel. At the present time, the Company has a key-man life insurance policy in effect on Mr. Sumichrast. However no assurance can be provided that the proceeds from such policy will be adequate to offset the loss of his services. The Company does not have key-man life insurance policies in effect with respect to Messr. Kossner or Schmid. See Item 9 "Directors and Executive Officers of the Registrant".


OPERATING LOSSES AND FINANCIAL CONDITION

         Since its formation, the Company has suffered substantial cash flow deficits and operating losses. The net loss for the year ended March 31, 1998 was $4,947,557. As of such date, the Company had cash and cash equivalents of $7,156,702. There can be no assurance that the Company's future operations will be profitable or that it will have available funds adequate to fund its operations. Should the operations of the Company be profitable, it is likely that the Company would retain much or all of its earnings to finance future growth and expansion.



"PENNY STOCK" REGULATIONS MAY IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF SECURITIES

         The SEC has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price less than $5.00 per share, subject to certain exceptions. The Company's Common Stock is currently listed in the Nasdaq SmallCap Market and, as a result, such securities are currently exempt from the definition "penny stock". If the Common Stock is removed from listing on Nasdaq at any time, the Company's securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase.
Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the Company's securities in the secondary market.


DILUTIVE AND OTHER ADVERSE EFFECTS OF OUTSTANDING OPTIONS AND WARRANTS

         Under the terms of the outstanding Class A, B and C warrants, options issued under the Company's 1996 Stock Option Plan, and other outstanding options and warrants, the holders thereof are given an opportunity to profit from a rise in the market price of the Common Stock with a resulting dilution in the interests of the other shareholders. The terms on which the Company may obtain additional financing may be adversely affected by the existence of such options and warrants. For example, the holders of the warrants could exercise them at a time when the Company was attempting to obtain additional capital through a new offering of securities on terms more favorable than those provided by the warrants and options.

POSSIBLE ADVERSE EFFECTS OF AUTHORIZATION AND ISSUANCE OF PREFERRED STOCK

         As of December 1997, the Company's Board of Directors authorized the issuance of up to 10,000,000 shares of preferred stock. As of October 30, 1998, no shares of preferred stock were issued. The Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms, and all other rights, preferences and privileges with respect to any series of preferred stock. The issuance of any series of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock and could be used by the Board of Directors as a means to prevent a change in control of the Company. Future issuances of preferred stock may provide for dividends, certain preferences in liquidation, as well as conversion rights. Such preferred stock issuance could make the possible takeover of the Company, or the removal of management of the Company, more difficult. The issuance of such preferred stock could discourage hostile bids for control of the Company in which shareholders could receive premiums for their Common Stock or warrants, could adversely affect the voting and other rights of the holders of the Common Stock, or could depress the market price of the Common Stock or warrants.


DELISTING OF SECURITIES TO ADVERSELY AFFECT MARKET

         In the event that the Common Stock were to no longer meet applicable Nasdaq requirements including timely reporting and were delisted from Nasdaq, the Company would attempt to have its securities traded in the over-the-counter market via the Electronic Bulletin Board or the "pink sheets". In such event, holders of the Company's securities would likely encounter greater difficulty in disposing of these securities and/or obtaining accurate quotations as to the prices of the Company's securities.

SPECIFIC RISKS OF THE GEOGRAPHIC AREA COVERED BY THE COMPANY

         The Company's investments will be primarily in securities of issuers resident in an area which is currently in a state of flux - Central and Eastern Europe and Central Asia. Its political institutions and economic policies now face the challenges of rapid change. Its population is ethnically diverse and cultural and religious tensions abound. Memories of conflicts, past injustices and the legacy of the denial of justice and the expropriation of property will continue to create tension for years to come. These problems will compound the difficulties of the change from a centrally planned economy to a market economy. For these reasons the Company's investments will be subject to risks of a nature and degree not normally encountered in relation to more developed economies and additional to those inherent in any equity investment. Specific examples of some of these risks are described below:

         o LIQUIDITY OF THE COMPANY'S INVESTMENTS: The nature of the Company's investments limits their potential secondary market. Accordingly, the Company may not be able to achieve the full value of its investments on disposal. Once local stock markets are operational, it is anticipated that liquidity will improve, but there exists no guarantee that the markets will be as liquid as those of developed countries.

         o POLITICAL AND ECONOMIC FACTORS: The countries in which the Company's operations are concentrated had centrally-planned, socialist economies for many years. Attempts at political and economic reform have been made with limited success and it is impossible to foresee if such reforms will achieve their intended aims. Restrictions may be imposed on investing in specific companies or industries which may be considered to be important or sensitive to national interests and which may also represent the best investment opportunities. In addition, investments may be expropriated on a change of government policy.

         o VALUATION RISK: Accounting and financial reporting standards in the selected countries are not equivalent to International Accounting Standards and, consequently, less information is available to investors in the selected countries than in more developed capital markets. Nevertheless, the Company will use valuations, financial reports issued by international auditing firms and all other means will be applied in order to monitor the unlisted investments.

         o PROBLEMS OF TRANSITION AND BUSINESS FAILURE: Until very recently, virtually all industrial output within the Comecon and Warsaw Pact countries was from state-owned industry. As a result, few individuals understand basic capitalistic management skills and techniques. Privatization of much of the region's industry and the transition to a more market-orientated economy will be difficult. Industry in the region is considerably less developed and less efficient than industry in Western Europe and, in addition to doubts as to the continuing viability of much of the region's industry, those businesses which survive are likely to require considerable capital investment and restructuring. The failure of one or more businesses in which the Company has invested may have a significant adverse effect on the performance of the Company as a whole.

         o LEGAL INFRASTRUCTURE: The Company and its advisors will be reliant on legal advisors in the jurisdictions in which it invests. Due to the inadequacy or immaturity of legal systems in some jurisdictions and the difficulty of obtaining adequate or satisfactory legal advice, it may be impossible to be certain that the Company has valid legal title to the investments located in such jurisdictions or to be able to protect its interests in such investments.

         o CHANGES IN LAW AND ENFORCEMENT OF RIGHTS: Legislation relating to securities, stock markets and property rights is either non existent or has been introduced very recently in several of the countries where the Company's operations are located. Existing legislation is likely to be subject to extensive amendment and significant new legislation may be introduced at any time. It may be difficult to enforce the Company's rights in cases where competing claims arise or in case of re-nationalization.

         o INVESTMENT AND REPATRIATION RESTRICTIONS: Repatriation of investment income, capital and the proceeds of sales by foreign investors may require governmental registration and/or approval. A number of countries in which the Company may invest do not have freely convertible currencies or their currencies may only be convertible at rates determined by their governments. Repatriation restrictions may also be imposed at any time. Changes in the value of currencies in which the Company's investments are denominated will result in a corresponding change in the value of the Company's assets which are generally denominated in the local functional currencies. Investors should note that the local currencies involved may be subject to rapid devaluation against the major "hard" currencies, with the result that delays in currency conversion may cause significant losses.

         o TAXATION: Taxation of dividends and capital gains received by non-residents varies among the selected countries. In addition, the selected countries generally have less well-defined tax laws and procedures, and such laws may permit retroactive taxation. As a result, the Company could in the future become subject to local tax liabilities that had not been anticipated in conducting its investment activities or valuing its assets.


ENFORCEABILITY OF CIVIL LIABILITIES

         A substantial portion of the Company's assets are located outside the United States. It may be difficult for investors to enforce outside of the United States judgments against the Company obtained in the United States in any actions, including actions predicated upon the civil liability provisions of the securities laws of the United States. In addition, certain of the officers and directors of the Company are not citizens or residents of the United States and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States against such persons or to enforce judgments obtained in the United States, including judgments predicated upon the civil liability provisions of the securities laws of the United States.


 ITEM 2.  DESCRIPTION OF PROPERTY

         The Company does not own any real property. Its corporate offices are located in Rockville, Maryland. At March 31, 1998, the Company leased its office space in Rockville, Maryland and through its subsidiaries it leased office space in New York, New York; Vienna, Austria; Klagenfurt, Austria; Sofia, Bulgaria; Zagreb, Croatia; Budapest, Hungary; Almaty, Kazakhstan; Warsaw, Poland; Bucharest, Romania; Moscow, Russia; Bratislava, Slovak Republic; and Ljubljana, Slovenia. Commencing with the acquisition of EBI Securities in May 1998 the Company also leased office space in Denver, Colorado; Aspen, Colorado; Colorado Springs, Colorado; Meza, Arizona; La Jolla, California; Los Angeles, California; Newark, Delaware; Boca Raton, Florida; Baltimore, Maryland; Farmington, Michigan; Aberdeen, New Jersey; Sea Girt, New Jersey; Albuquerque, New Mexico; Charlotte, North Carolina; Seattle, Washington; and Spokane, Washington.

         The leases expire at various times over the next five years. At current production levels, the Company believes its leased space is suitable and adequate. However, if volume and activity increases, it may necessitate leasing additional office space.


ITEM 3.  LEGAL PROCEEDINGS

         Through its recently acquired subsidiary, EBI Securities, the Company is subject to several legal proceedings in various jurisdictions throughout the United States.

         USCAN FREE TRADE ZONES V. COHIG & ASSOCIATES, INC. (EBI SECURITIES), ET AL., United States District Court for the Western District of Washington. In March 1997, USCAN Free Trade Zones, Inc. ("USCAN") filed a complaint against EBI Securities and Steve Signer, an employee of EBI Securities, alleging that EBI Securities misled USCAN about the credit worthiness of a third party in connection with an introduction made by Mr. Signer. EBI Securities categorically denies this allegation. USCAN informed EBI Securities that it would be working with a certain third party to secure certain loans on behalf of USCAN which USCAN would then use to open a trading account with EBI Securities. Once EBI Securities learned of the relationship to this third party, it refused to enter into any business arrangements with USCAN as long as the third party was involved due to regulatory problems encountered in prior business dealings with this certain third party. Plaintiff alleges that as a result of Mr. Signer's referral, it lost the ability to obtain a loan and all lost profits that might have resulted. Mr. Signer was dismissed as a defendant is this case due to lack of personal jurisdiction and has received an award of fees. Plaintiff originally sought a judgment of approximately $86,000,000 in compensatory and punitive damages. However, USCAN recently stated in a pleading and during a court deposition taken in October 1998 that its damage claim had been reduced to $332,000. EBI Securities has filed counterclaims for defamation based upon certain false and defamatory representations regarding EBI Securities. A preliminary trial date has been scheduled for January 1999. EBI Securities believes it has meritorious defenses and intends to vigorously defend against USCAN's claims as well as aggressively pursue claims against USCAN and two of its officers for defamation, abuse of process, and civil conspiracy.

         FLORIDA DEPARTMENT OF INSURANCE AS RECEIVER FOR UNITED STATES EMPLOYER INSURANCE CONSUMER SELF-INSURANCE FUND OF FLORIDA ("USEC") V. DEBENTURE GUARANTY CORPORATION, ET. AL., United States District Court for the Middle District of Florida. In November, 1995, the plaintiff, USEC, commenced the above entitled action against Debenture Guaranty Corporation (Debenture) and certain other defendants, including EBI Securities and Steve Signer, an employee of EBI Securities. In 1994, USEC entered into an arrangement whereby USEC lent money to Debenture, and Debenture opened an account in Debenture's name to trade U.S. Treasuries. The note to USEC was in the amount by which the treasuries could be margined. This transaction was allegedly part of a scheme whereby USEC was attempting to inflate its assets for regulatory purposes. Debenture allegedly misappropriated the funds for its own benefit and USEC subsequently failed. Plaintiffs alleged that EBI Securities and Signer aided, abetted and conspired with Debenture to defraud USEC and claimed damages of $11,000,000. After a six week trial held from September 8, 1998, to October 14, 1998, a jury returned a verdict in favor of EBI Securities. The plaintiffs have filed a motion for a new trial. EBI Securities is in the process of preparing an objection to this motion. EBI Securities is also planning to file a motion for recovery of its attorney's fees incurred in connection with defending this action.

         EURO-AMERICAN INSURANCE COMPANY LTD., ET. AL. V. NATIONAL FAMILY CARE LIFE INSURANCE COMPANY, ET. AL., 191st Judicial District of Dallas County, Texas (the "NFC Litigation"). In April, 1996, National Family Care Life Insurance Company (NFC) commenced the above action against, among others, EBI Securities and Steve Signer, an employee of EBI Securities. In late 1994 or early 1995, NFC entered into an arrangement with Debenture Guaranty Corporation ("Debenture"), another defendant in the NFC Litigation, whereby NFC lent money to Debenture, and Debenture opened an account in Debenture's name to trade U.S. Treasuries. The note to NFC was in the amount by which the treasuries could be margined. This transaction was allegedly part of a scheme whereby NFC was attempting to inflate its assets for regulatory purposes. Debenture allegedly misappropriated the funds for its own benefit. NFC alleged that EBI Securities and Signer aided, abetted and conspired with Debenture in allegedly defrauding Plaintiff. NFC has reduced its damages demand from approximately $11,500,000 to $1,100,000. This case is related to the USEC litigation, described above, which also involves a claim of fraud against Debenture. EBI Securities believes it has meritorious defenses and intends to vigorously defend against NFC's claims.

         EBI Securities also is involved in an arbitration proceeding related to the NFC Litigation titled NATIONAL FAMILY CARE LIFE INSURANCE CO. V. PAULI COMPANY, INC., ET AL., NASDR Case No. 96-02673 (the "Arbitration"). The Arbitration panel entered an award against EBI Securities in July 1998 in favor of third-party plaintiff Pauli & Company, Inc. ("Pauli") of approximately 370,000, which was significantly below the initial award sought by Pauli of approximately $1,100,000. EBI Securities has filed a motion to vacate and plans to vigorously contest this award on appeal.

         In addition to the litigation described above, the Company, through its subsidiaries, is involved in various legal actions and claims arising in the ordinary course of business. Management believes that each of such matters will be resolved without material adverse effect on the Company's financial condition or operating results.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted during the fourth quarter of the Company's fiscal year to a vote of security holders through the solicitation of proxies or otherwise.

PART II


ITEM 5.  MARKET FOR COMMON EQUITY AND
         RELATED STOCKHOLDER MATTERS

         The Company's Common Stock is traded on the NASDAQ SmallCap Market under the symbol EAST (previously, the symbol was CZCH).

         The following table sets forth the reported high and low bid quotations on a calendar year basis (as adjusted for the one-for-five reverse split of the Company's Common Stock) of the Common Stock for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.



                                                          COMMON STOCK

                                                       HIGH           LOW

         1996
         First Quarter                               $ 9.0625      $ 5.0000
         Second Quarter                              $ 13.7500     $ 5.9375
         Third Quarter                               $ 11.2500     $ 4.5625
         Fourth Quarter                              $ 6.0000      $ 3.7500

         1997
         First Quarter                               $ 5.2500      $ 3.3750
         Second Quarter                              $ 7.5000      $ 4.3125
         Third Quarter                               $ 7.2500      $ 6.5000
         Fourth Quarter                              $ 11.1250     $ 6.3750

         1998
         First Quarter                               $ 11.0000     $ 8.3750
         Second Quarter                              $ 10.5000     $ 4.0000
         Third Quarter                               $ 14.0000     $ 4.0000
         Fourth Quarter (through October 26, 1998)   $ 5.0000      $ 3.8750



         On October 26, 1998, the closing bid price for the Company's Common Stock as reported on the NASDAQ SmallCap Market system was $5.00 per share. On that date there were approximately 70 holders of record of Common Stock (including entities which hold stock in street name on behalf of other beneficial owners).

         The Company has not paid any cash dividends on its Common Stock to date, and does not anticipate declaration or payment of any dividends in the foreseeable future. The Company anticipates that for the foreseeable future it will follow a policy of retaining earnings, if any, in order to finance the expansion and development of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

         On December 10, 1996, the Board of Directors approved a plan whereby the Company was authorized to begin a buy-back program of its Common Stock. Under the terms of this plan, the Company was authorized to repurchase up to $1,000,000 of Common Stock at a price not to exceed $5.00 per share beginning in January 1997. On January 23, 1997, the Company repurchased 45,000 of its outstanding shares at $4.75 per share. Currently, no additional buy-backs are anticipated.

         The following information sets forth all securities of the Company sold by it within the past three years in transactions that were not registered under the Securities Act of 1933, as amended:

         On August 1, 1996, the Company issued 1,080,000 shares of its Common Stock to the selling security holders of Eastbrokers Vienna in a transaction valued at $5,400,000. During the period surrounding the acquisition, the Common Stock was trading approximately between $6.25 and $8.00 per share for its fully registered and unrestricted shares. Due to the nature of restricted shares and the various covenants restricting the transfer of these shares, the Board of Directors assigned a value of $5,400,000 to this transaction.

         On March 6, 1997, the Company issued 22,500 shares of Common Stock valued at $4.00 per share relating to the acquisition of Eastbrokers NA. In a separate but related transaction to the Eastbrokers NA acquisition, the Company sold 2,500 shares of the Common Stock to an officer of the Company in exchange for a promissory note. These shares were transferred to the selling shareholder of Eastbrokers NA as part of the acquisition. The shares were valued at $4.00 per share.

         On March 20, 1997 the Company entered into a consulting agreement with JB Sutton Group, Inc. (Sutton) under which the Company granted to Sutton 150,000 warrants. Pursuant to a Termination Agreement between the Company and Sutton dated August 8, 1997, the consulting agreement was terminated and the 150,000 warrants were accordingly canceled.
         During the year ended March 31, 1997, the Company issued a total of 37,000 shares of Common Stock for consulting services at a per share price approximating the then current market price for services rendered to the Company.

         In April 1997, the Company sold 125,000 shares of Common Stock to three individuals: Calvin S. Caldwell, Frank Huang and Jay Raubvogel for a total offering price of $750,000 or $6.00 per share. The net proceeds to the Company were $723,195. There were no underwriting discounts or commissions.

         On February 20, 1998, the Company sold 1,227,000 newly issued units consisting of one share of Common Stock and one Class C Warrant in a private placement for $6,135,000 in cash, or a price of $5.00 per unit (approximately 40% below the then current market price as of February 19, 1998.) In connection with the private placement, 1,237,222 Class C Warrants were issued to the placement agents, including 312,583 Class C warrants issued to Eastbrokers NA as one of the placement agents.

         In September 1997, the Company issued 10,000 shares of Common Stock to Dr. Michael Sumichrast in compensation for services performed on behalf of the Company during the previous six months. The average price per share assigned to this transaction was $6.598 based on the average closing price for the period April 1, 1997 through September 30, 1997.

         In September 1997, Martin A. Sumichrast acquired 50,000 shares of Common Stock at a price of $6.00 per share in exchange for a note payable bearing 8 percent interest in the amount of $300,000 to the Company.

         On May 14, 1998 in connection with the acquisition of EBI Securities, the Company issued 445,000 shares of Common Stock to the selling corporation, Cherry Creek Investments, Ltd. During the five days before the effective date of the acquisition, the average closing price of the Common Stock was $9.375 per share for its fully registered and unrestricted shares. Due to the nature of the restricted shares, the relatively large block of shares transferred and other various restrictive covenants regarding the final allocation of these shares, the Board of Directors assigned a value of $5.00 per share for a total value of $2,225,000 to this transaction.

         Also in connection with the acquisition of EBI Securities, the Company incurred an obligation to deliver 25,000 shares of Common Stock to Sutton as an investment banking advisory fee. To maintain consistency with the assigned valuation on the acquisition of EBI Securities, the Board of Directors assigned a value of $5.00 per share for a total value of $125,000 to this transaction.

         Each of the foregoing issuances was made by the Company without registration under the Securities Act of 1933, as amended (the Securities Act). In each such case the Company relied upon the exemption from registration provided by Section 4(2) under the Securities Act and Regulation D promulgated under the Securities Act.



ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
         PLAN OF OPERATION

         The information contained in this Item includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, the Company may publish forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to such matters as anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. Readers are cautioned not to place undue reliance on these forward looking statements, which are made as of the date hereof. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause the Company's actual results to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These risks and uncertainties, many of which are beyond the Company's control, include, but are not limited to: (i) transaction volume in the securities markets, (ii) the volatility of the securities markets, (iii) fluctuations in interest rates, (iv) changes in regulatory requirements which could affect the cost of doing business, (v) fluctuations in currency rates, (vi) general economic conditions, both domestic and international, (vii) changes in the rate of inflation and related impact on securities markets, (viii) competition from existing financial institutions and other new participants in the securities markets, (ix) legal developments affecting the litigation experience of the securities industry, (x) changes in federal and state tax laws which could affect the popularity of products sold by the Company and (xi) the risks and uncertainties set forth under the caption Risk Factors which appears in Item 1. Further, the Company undertakes no obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances occurring after the date hereof or to reflect unanticipated events or developments.


GENERAL

         The following discussion of the Company's financial condition and results of operations should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-KSB.

         The Company's principal activities changed dramatically during the fiscal year ended March 31, 1997. The Company completely disposed of its interest in the Hotel Fortuna, a.s. (the "Hotel") and acquired Eastbrokers Vienna, an Austrian based securities broker-dealer providing financial services in Central and Eastern Europe through its network of subsidiaries and affiliate offices.

         The earnings of the Company are subject to wide fluctuations since there are many factors over which the Company has little or no control. In particular, the overall volume of trading, the volatility and general level of market prices, and fluctuations in foreign currency exchange rates are important variables which may significantly affect its operations.

         Through its subsidiary, Eastbrokers Vienna, the Company acquired a 48.1% interest in the outstanding capital stock of WMP on August 1, 1996. WMP is a stock broker-dealer and market maker in Vienna, Austria and is licensed as a class B bank under Austrian law. A Class B bank may, at its discretion, conduct any of the normal activities associated with a bank with one major exception; it cannot accept customer deposits. From time to time Eastbrokers Vienna has carried shares of WMP. Accordingly, since August 1996, the Company's ownership of WMP has exceeded 50% including WMP shares in its trading portfolio. At
December 31, 1996, the Company's aggregate ownership percentage in WMP, including its trading position, was 55%. This investment was accounted for using the equity method in the March 31, 1997 financial statements as the Company believed that its control of WMP may likely have been lost as the result of the probable occurrence of certain events that lay outside of its control. In September, 1997 circumstances surrounding these events were resolved such that these events were no longer considered probable of occurrence and the Company deemed its control of WMP was no longer temporary. Accordingly, the Company began consolidating its investment in WMP effective with its third quarter of fiscal 1998 financial statements. For the fiscal year ended March 31, 1998, WMP has been consolidated for the entire year. At December 31, 1997, the Company's aggregate ownership interest in WMP was 52%.


PLAN OF OPERATION

         On  August  1,  1996,  the  Company   consummated  its  acquisition  of
Eastbrokers Vienna reflecting its previously stated objective of seeking to invest into, merge with or acquire one or more companies in growth oriented industries. Although the Company's focus had been primarily in the Czech Republic, its original mission was to pursue such investment opportunities throughout Eastern and Central Europe. The acquisition of Eastbrokers Vienna is intended to not only provide an earnings stream from its core brokerage business, but also positions the Company to provide investment banking and corporate finance services in an emerging market infrastructure and growth industries.

         The Company's business strategy is to (1) utilize its marketing and Central and Eastern Europe emerging market expertise to take advantage of opportunities for growth in this sector of the global securities market; (2) develop the base of its asset management business through concentrating on Central and Eastern European debt and equity securities; (3) enhance and develop the Company's merchant banking activities; (4) identify potential corporate finance candidates for investment banking opportunities; and (5) utilize its expertise in the privatization activities still available in Central and Eastern Europe. Management also believes there are significant opportunities available in this region for specialized account and institutional sales.

         While investing in the emerging markets of Central and Eastern Europe involves risk considerations not typically associated with investing in securities of U.S. issuers, the Company believes that such considerations are outweighed by the benefits of diversification and potentially superior returns.

         Among the considerations involved in investing in emerging markets such as Central and Eastern Europe is that less information may be available about foreign companies than about domestic companies. Foreign companies are also not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic companies. In addition, unlike investing in U.S. companies, securities of non-U.S. companies are generally denominated in foreign currencies, thereby subjecting each security to changes in value when the underlying foreign currency strengthens or weakens against the U.S. Dollar. Currency exchange rates can also be affected unpredictably by intervention of U.S. or foreign governments or central banks or by currency controls or political developments in the U.S. and abroad.

         The value of international fixed income products also responds to interest rate changes in the U.S. and abroad. In general, the value of such products will rise when interest rates fall, and fall when interest rates rise. However, interest rates in each foreign country and the U.S. may change independently of each other.

         Debt and equity securities in emerging markets such as Central and Eastern Europe may also not be as liquid as U.S. securities and their markets. Securities of some foreign companies may involve greater risk than securities of U.S companies. Investing in Central and Eastern European securities may further result in higher expenses than investing in domestic securities because of costs associated with converting foreign currencies to U.S. Dollars and expenses related to foreign custody procedures. Investment in Central and Eastern European securities may also be subject to local economic or political risks, including instability of some foreign governments, inadequate market controls, the possibility of currency blockage or the imposition of withholding taxes on dividend or interest payments and the potential for expropriation, re-nationalization or confiscatory taxation and limitations on the use or repatriation of funds or other assets.



RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED WITH THE FISCAL YEAR 1998

         As noted in the "General" section, the Company's principal activities have changed dramatically during the past two fiscal years. During the fiscal year ended March 31, 1997, the Company completely disposed of its interest in the Hotel and acquired Eastbrokers Vienna, an Austrian based securities broker-dealer providing financial services in Central and Eastern Europe through its network of subsidiaries and affiliate offices. Readers of this Report are cautioned that a comparison between Fiscal Year Ended March 31, 1997 and the Fiscal Year Ended March 31, 1998 may provide only minimal meaningful information.

         A non-recurring item reflected in the operations of the Company for the year ended March 31, 1997 is the gain on the disposition of available for sale securities of Moravacentrum a.s. of $229,574. Other non-recurring items reflected in the operations for the year ended March 31, 1997 are the loss on discontinued operations of approximately $1,300,000 on the disposition of the Company's entire interest in the Hotel and the gain on the disposition of available for sale securities which resulted in a fourth quarter gain of approximately $655,000. A non-recurring item reflected in the operations of the Company for the year ended March 31, 1998 includes the sale of the 51 percent interest in S flwarenindustrie Beteiligungs GmbH (SWIB) to Peter Schmid for approximately $1,000,000.

         As an overview of the year ended March 31, 1997, Eastbrokers Vienna was first consolidated on August 1, 1996 and has a calendar year end. It is important to note that the Consolidated Statements of Operations includes the revenues and expenses of Eastbrokers Vienna for the period from the date of acquisition (August 1, 1996) through December 31, 1996 (a five month period) in accordance with Note 1 to the financial statements. See Item 7 "Financial Statements". The overall increase in the volume of revenue and expenses is indicative of a change from a one location, single operating unit to a multi-location, diverse entity.

         Pro forma results of operations as presented in Note 5 "- Business Acquisitions" reflect total revenues for the year ended March 31, 1997 as $8,559,786. Comparing total revenues for the year ended March 31, 1998 (the first full year of consolidated operations) of $10,138,881 to pro forma results of operations for the year ended March 31, 1997, shows an increase of $1,579,095 USD.

         The net tax benefit represents the cumulative effect of individual subsidiaries' unique tax calculations. In some instances, certain revenue items are non-taxable in accordance with statutory requirements in the country in which the office is located. In others, net operating losses available for carryforward created a tax benefit. As discussed in Note 13 "- Income Taxes", the Company has approximately $12,850,000 USD in net operating loss carryforwards available for future use in the U.S. The Company has established a valuation allowance for the Austrian net operating losses. The Company also expects its Austrian operations to return to profitability in the fiscal year ended December 31, 1998 as its efforts in various privatization activities are realized and such activities should generate an increase in the value of certain Company holdings. Further, the Austrian net operating losses are available for carryforward indefinitely. Accordingly, the Company believes it is more likely than not that these benefits will be realized in the future. Regulations in the Slovak Republic provide capital gain distribution income related to Slovak privatization activities is non-taxable. Eastbrokers Vienna was actively involved in such activities and received such income in the fiscal quarter ended March 31, 1998. It is unlikely that Eastbrokers Vienna will have similar transactions in the future. As noted in the following paragraph, other activities occurred in the fourth quarter that contributed to the current year's tax benefit. The U.S. net operating loss carryforwards will expire, if unused, in varying amounts through the year 2013. The Company does not anticipate any significant changes in the effective tax rates.

         In Europe, the expenses of the Company generally increase in the quarter ending December 31 as compared to the quarter ending September 30 due primarily to a "seasonal" effect. July and August are typically "holiday" (vacation) months in Europe. Revenues and expenses generally respond accordingly to this seasonal effect. The quarter ending December 31 is typically a strong quarter in Europe as people return from holiday and seek to complete pending transactions by calendar year end. The Company is also pursuing several corporate finance opportunities and has found that outsourcing portions of the work to industry experts is sound corporate policy to manage personnel and overhead costs. Many of the projects began in late September/early October 1996 and 1997 and continued through year end. General and administrative expenses, as well as other operational expenses, increased due to the Company's increased focus on privatization activities in countries that are currently in the process of opening their markets to western investors. Involvement in privatization activities generally involves much time and patience as the investments begin to come to fruition. Prior experience in the privatization process is one of the Company's more important abilities.

         The costs associated with the Company's involvement in privatization activities, its pursuit of corporate finance opportunities, the continued downturn of the economy of the Czech Republic and the effect this downturn has had on the Company's operations, the costs associated with the acquisition of Eastbrokers Vienna and the establishment of Eastbrokers NA and an overall increase in general and administrative expenses are the primary factors contributing to the negative operating cash flows experienced in the fiscal year ended March 31, 1998. The Company anticipated to offset many of these operating expenses with revenue generated from brokerage commissions of Eastbrokers NA and ongoing privatization projects in Central and Eastern Europe. With this unexpected decrease in revenue and increased cost, the Company's $4,947,557 operating loss was significantly larger than anticipated. The Company anticipates that preliminary work performed related to corporate finance activities will begin generating operating cash flows in the second quarter of the Company's fiscal year ending March 31, 2000 and its efforts in the various privatization activities will begin generating operating cash flows near the beginning of 1999. However, there is no guarantee that such operating cash flows will materialize by the anticipated dates or whether they will be sufficient to offset other operating expenses.

         Significant items on the statements of cash flows are primarily related to customers' receivables, payables, and the related underlying securities. The Company's policy is to close as many open positions as possible at fiscal year end and re-evaluate its strategic focus as it moves into the first quarter. Also, the regulatory bodies in several of the countries in which the Company operates prefer to see a strong, liquid balance sheet at year end. The Company strives to accommodate the needs of these regulatory agencies.

         As a broker/dealer in securities, the Company will periodically acquire positions in securities on behalf of its clients. As disclosed in Note 3 - "Financial Instruments", the Company has title to various financial instruments in the countries in which it operates. Certain of these investments may be characterized as relatively illiquid and potentially subject to rapid fluctuations in liquidity. Those securities are classified as "available for sale securities". As of March 31, 1997, the Company's material concentration in the securities portfolio is limited to its investment in Vodni Stavby Praha a.s., a security traded on the Prague Stock Exchange Main Market (Czech
Republic). As of March 31, 1997, the market value of the Company's ownership interest in this security was approximately $1,750,000. As of March 31, 1998, the Company has 3 significant concentrations in the securities portfolio. A description of these securities and their respective carrying amounts are as follows: a security of a Russian chemical producer traded on the OTC market of the Vienna Stock Exchange u $1,030,270, a security of a Bulgarian pharmaceutical company traded on the Bulgarian Stock Exchange u$3,185,630, and a security of a Bulgarian oil refinery traded on the Bulgarian Stock Exchange u $1,354,830. All other securities are relatively liquid and the carrying value approximates the market value as of the balance sheet date. The Company does not have any material concentrations to high yield issuers or commitments to high-yield issuers as of the balance sheet date.

         The Company recognizes it has concentrated a significant amount of its assets as advances to its affiliates and investments in affiliates. At the present time, the bulk of these loans have been related to privatization activities. Since the Company's affiliates are generally accounted for as equity investments, these advances do not eliminate on consolidation. Receivables from affiliated companies and other receivables are due on demand. The Company expects to collect these receivables within the next 12 months. For the years ended March 31, 1997 and 1998, the Company has investments in affiliated companies of $8,272,240 and $156,800, respectively, and receivables from affiliated companies of $1,511,917 and $2,286,277, respectively. The concentration of investments in affiliates by country are as follows: for 1997 - Austria - $675,456, Bulgaria - $536,587, Slovenia - $150,994, Czech Republic - $72,994, Others - $75,886; and for 1998 to full consolidation for this subsidiary. The concentration of receivables from affiliates by country are as follows: for 1997 7, respectively. The concentration e cash investments in each affiliate for the year ended March 31, 1997 were as follows: WMP (Austria) - $2,455,880, Bulgaria - $894,513, Slovenia - $150,994, Czech Republic - $72,994,
and Others - $44,756. These cash investments in each affiliate for the year ended March 31, 1998 were as follows: Eastbrokers NA - $512,036. As noted elsewhere in this Form 10-KSB, Eastbrokers Vienna owns 51 percent of WMP. During the year ended March 31, 1997, Eastbrokers Vienna participated in a capital increase in WMP in which it acquired additional shares sufficient to maintain its proportionate ownership percentage.

         The operating activities of the Eastbrokers Vienna are impacted by many different factors. Some of the more important factors are security market conditions, level and volatility of interest rates, competitive conditions, economic and political conditions, inflation, availability of short-term or long-term funding and capital, and the volume of securities transactions done by the firm. These factors will be addressed on a country by country basis where significant Eastbrokers Vienna's operations are located.

         AUSTRIA. On July 1, 1996, the Vienna Stock Exchange (VSE) introduced an electronic trading system to its continuous trading section which has significantly reduced the overall volume of institutional trades through independent brokers. Until that point in time, independent brokers such as WMP handled many of these types of trades. This change accounted for an approximately 25 percent decline in WMP's 1996 revenues. In response to this change by the VSE, WMP has applied for an expanded banking license which would allow it to hold customer accounts and perform other banking functions and develop new revenue streams. In addition, WMP has become a member of the European Association of Securities Dealers (EASD) and is expected to begin market making activities on the EASDAQ within the next 12 months. There were no significant changes in the overall competitive conditions between brokerage companies except for the introductions of the electronic trading system to the continuous trading section of the VSE. The total volume of transactions handled by the Austrian offices increased in 1996 but the average profit per transaction decreased in 1996 as compared with 1995. At 2.5 percent, Austria's real economic growth in 1997 was higher than projected, mainly thanks to the solid expansion of real goods exports of 14.9 percent. This favorable development is to the most part attributable to stepped-up foreign trade activity and hefty gains recorded by Austria's export markets. Austria's accession to the European Union and the opening up of Eastern Europe have helped Austrian exports advance from 37 percent in 1994 to 44 percent in 1996. In addition, the stabilization of European exchange rates largely reversed the downtrend of the real effective exchange rate in the past few years. Starting in 1993, the devaluations of the weak currencies had gradually undermined Austria's competitiveness. This changed for the better in 1996 and 1997, not least owing to the prospect of the establishment of EMU, and resulted in a cumulative improvement of the real effective exchange rate of 5.4 percent in 1996 and 1997. The confluence of this development and wage moderation significantly shored up the competitiveness of the Austrian economy in the past two years, pushing it back to the level it held in the early 1990s. At 5.1 percent, the federal budget deficit posted its highest level in 1995. By 1997 it had been trimmed to 2.5 percent through subdued public consumption and tax hikes, so that Austria would meet the fiscal convergence criteria of the Maastricht Treaty. In the opinion of management, the outlook for the Austrian economy in 1998 and 1999 is very positive. In its most recent projections the Austrian Institute for Economic Research (WIFO) projects growth rates of 3 percent and 3.2 percent for 1998 and 1999, respectively. Interest rates as measured by an average commercial credit declined from 7.82 percent in 1995 to 6.96 percent in 1996 to 6.50 percent in 1997 and further to
6.39 percent in August 1998. The overall economic and political situation in Austria has been very stable and the government has worked diligently to reduce budgetary pressure. The annual deficit peaked in 1995 with 82.3 billion ATS to 107.l billion ATS in 1996 and to 65.7 billion ATS 1997. Inflation peaked in 1992 with 4.1 percent annual increase and then continued to drop to 3.6 percent in 1993, 3.0 percent in 1994, 2.2 percent in 1995, 1.9 percent in 1996, 1.3 percent in 1997 and to 1.2 percent in the first half of 1998. There are no significant restrictions on transfers of funds to the parent company.

         CZECH REPUBLIC. Between 1995 and 1996, the second wave of the mass privatization was ending and the third wave was beginning. During this time, foreign competitors began entering the brokerage and investment banking industry. In the fourth quarter of 1996, the Czech stock markets began showing signs of instability and the overall market began a steep decline. The market dropped because of the outflows of foreign capital due to profit taking and institutional investors adjusting their portfolios to focus on other, more regulated Eastern European markets. In addition, the Czech Republic has been criticized for not establishing proper securities regulations. In response to these criticisms, the Czech government recently adopted new securities legislation and is in the process of establishing a Securities Commission based upon the model provided by the U.S. Securities and Exchange Commission. Two of the major goals of this legislation are to increase the transparency of the market and to afford minority shareholders greater protection. Interest rates have been relatively stable between 1995 and 1997 at approximately 13 percent on an annualized basis. During 1997, the main index of the Prague Stock Exchange saw a gradual decline from 550 to 460. The overall volume, although relatively stable, was unusually low with an average turnover of approximately 100 million Czech Korunas. During the first half of 1998, the market index hovered between the 450 and 500 range before dropping approximately 30 percent in the first week of October 1998. This decline represented a 41 percent drop from the levels of the prior year and a historical low. Average daily turnover has shown some improvement but it remains uncertain whether these levels will be sufficient to maintain the market or if the market will be subject to additional corrections. The overall economic and political situation in the Czech Republic has undergone serious turmoil which has reduced the confidence of foreign investors in the market. Additionally, foreign investors appear to be moving into the Hungary and Poland where the markets appear to be more transparent and have greater protection for the minority investors. After remaining relatively stable for most of 1995 and 1996 at approximately 8 percent per annum, inflation in the Czech Republic declined slightly during 1997 followed by a dramatic increase in the first quarter of 1998 before settling in at approximately 10.5 percent by the end of the third quarter 1998. Much of the inflationary and overall market turmoil was believed to have been brought about the economic crises in Russia and Asia. There has been no significant change in the availability or cost of capital in the Czech Republic, although interest rates have increased by approximately 2.50 percent in 1997 to 13.00 percent. Interest rates have remained relatively constant at this level through 1998. The result of the decline in the overall market conditions has negatively affected the Czech brokerage industry, including the Company's Czech operations. The total volume of securities transactions in the Czech Republic has decreased substantially along with an overall reduction in average profit per transaction due to increased competition. This has caused a decrease in revenue in the Company's Prague operations and a net operating loss from this unit. In response to the unexpected downturn in the Czech Republic, the Company has sold its operations in the Czech Republic on June 1998.

         HUNGARY. The Budapest Stock Exchange (BSE) became one of the pre-eminent emerging market stock exchanges in 1996 thanks to overall market gains of over 170 percent for the year ended December 31, 1996 which led the Budapest Stock Market Exchange Index (BUX) to close the year at 4,134. During 1997, the BUX reached a high of 8,107 before retreating to the 6,000 level in November 1997. Positive developments helped the BUX recover to approximately 8,000 by the end of 1997. During 1998, the BUX reached a record high of approximately 9,100 and then dropped (due to global market turmoil) to approximately 3,600 before recovering to approximately 5,100 as of October 1998. Currently the BUX is approximately 5,100. As the index grew, so did overall market liquidity. Technology and regulations also continued to improve which contributed to the overall market gains. In 1995, interest rates in Hungary reached a high of 35-40 percent as inflation reached a high of 33 percent. In response to the high inflation and interest rates, Hungary initiated a new fiscal policy which included economic austerity measures and creating a crawling peg basket for the currency which tied the Hungarian Forint to leading currencies. The effect of these measures stabilized the currency, interest rates and overall inflation which served to generate increased investor interest in Hungary. By the end of 1996, interest rates and inflation stabilized at levels of 20-22 percent and 19 percent. Interest rates closed the 1997 year at approximately 24 percent and declined during the first half of 1998 to approximately 20 percent. Inflation was also curtailed and dropped to approximately 16.5 percent during 1997. The market continued its strong closing performance of 1997 into the first quarter of 1998. Through the end of March 1998, the BUX rose to approximately 8,600. The market capitalization of the Budapest Stock Exchange also grew during this quarterly period from approximately $15 billion to approximately $17 billion. Accompanying the stock market ally of 1997, a number of leading international investment banks including ABN Amro, ING Barings, Merrill Lynch, Morgan Stanley, and Salomon Brothers opened operations in Budapest and became member of BSE. Despite this influx of major competition, the Hungarian office maintained its client base and doubled its overall turnover. In response to this increased competition, the Hungarian office has expanded the services offered to clients. The overall economic and political situation appears to be relatively stable and continues to improve. This is evident from the level of investor confidence and the interest by major international investment banks. There has been no significant change in the availability or cost of capital to the other than the interest rate fluctuations. The total volume of transactions increased dramatically in 1996 (the last year for which the Company has data) with an overall reduction in the average profit per transaction. There are no significant restrictions on transfers of funds to the parent company.

         POLAND. The Warsaw Stock Exchange (WSE) is a highly regulated market following the French model. The transparency of this market and the protection afforded minority shareholders has generated both customer confidence and foreign investor interest. In 1996, the main market index rose nearly 90 percent while the index of the twenty most capitalized firms increased 82 percent. The stock market continued to perform well in 1997 and continued to reach even higher through May 1998. At that time, the Warsaw Stock Exchange Index (WIG) reached a record high of over 18,000. Unfortunately, this market was unable to withstand the effects of the Asian and Russian economic crises. By mid-October 1998, the WIG had dropped over 40 percent to below 11,000. Interest rates remained high at approximately 22 percent through 1997 and increasing to 24.5 percent during the first half of 1998. Economic growth seems to have continued into 1998 with steady economic growth of approximately 7 percent. The brokerage industry in Poland is highly competitive due to restrictions on commissions and allowable spreads on securities transactions. As a result, many brokerage companies have merged or have been acquired by well-financed competitors. This political situation appears to have been stabilized in September 1997, when the Solidarity Electoral Action (AWS) won the elections assumed control of the government. Currently the country is in a period of economic stability with interest rates and inflation heading lower and the currency appears to be stabilizing against the major currencies. For 1996, inflation was approximately 18 percent, a drop of approximately 3 percent from 1995 levels but still higher than in many transition economies. Inflation remained at approximately 18 percent for much of 1997 before dropping to approximately 14 percent by mid 1998. There are restrictions on transfers of funds to the parent company. In certain instances, such transfers may need the permission of the national bank.

         SLOVAK REPUBLIC. Due to the unstable political and economic situation in the Slovak Republic, investor interest remains very low when compared to other countries in the region. However, the September 1998 election ousted the current political party sending a clear signal that change was not only desired but expected. The overall trading volume in the market is very low and the shares that are listed are perceived to be fairly illiquid in part due to the dominance of direct trades. Inflation appeared to be heading lower in 1996 and interest rates followed. In the first quarter of 1997, inflation appeared to be on the rise again which moved the national bank to raise interest rates and restrict the money supply. In 1997, the monetary policy was aimed at maintaining internal and external stability. Inflation reached a rate of approximately 6.5 percent and GDP grew at a similar pace. For 1998, GDP appears to be growing at approximately 6.5 percent with inflation increasing to approximately 7.25 percent. Due to the restrictive monetary policy being followed by the government, credit is generally not available or comes with a very high interest rate. There are no significant restrictions on transfers of funds to the parent company.

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

         The unexpected strength of the U.S. Dollar as compared to the Austrian Schilling during the fiscal year ended March 31, 1997 had an adverse effect on the Company. The Company had collateralized a short term borrowing arrangement with approximately $1,500,000 in cash held in an Austrian Schilling account just as the U.S. Dollar began to increase in strength relative to the Austrian Schilling. During the term of this arrangement, the Austrian Schilling lost approximately 10 percent of its value relative to the U.S. Dollar. This single transaction makes up the majority of the loss on foreign currency transactions for the year ended March 31, 1997. The Company is no longer collateralizing its short term borrowing on a "soft currency basis".

         The U.S. Dollar and its unexpected strength coupled with the unexpected weakness of the European currencies (including the German Deutchmarke) have negatively impacted the Company's overall earnings as well as the cumulative translation adjustment. The primary functional currencies affecting the Company are as follows: U.S. Dollar, Austrian Schilling, Czech Koruna, Hungarian Forint, Slovak Koruna and the Polish Zloty. For the year ended March 31, 1997, the Company reported a foreign currency translation adjustment in its statement of cash flows of approximately $1.3 million. The effect of the exchange rate changes on a country by country basis are approximately as follows: Czech Republic u $600,000, Austria - $400,000, Hungary - $210,000, Poland - $120,000.

         Assets and liabilities of operations having foreign currencies are translated at year-end rates of exchange, and the income statements are translated at weighted average rates of exchange for the year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, gains or losses resulting from translating foreign currency financial statements, net of hedge gains or losses and their related tax effects, are reflected in cumulative translation adjustments, a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in net income. Foreign currency transactions are generally completed transactions denominated in a currency other than the functional currency or changes in exchange rates that impact monetary assets and liabilities denominated in currencies other than the primary functional currency.



CALCULATION OF EARNINGS PER SHARE

         The calculation of earnings per share on the financial statements included in this report is based on the weighted average number of shares outstanding, as calculated.


VIABILITY OF OPERATING RESULTS

         The Company, like many other securities firms, is directly affected by general economic conditions and market conditions, changes in levels of interest rates, and demand for the Company's investment and merchant banking services in the countries where its primary operations are located. The Company is further affected by changes in valuations of the local currencies to the U.S. Dollar (the functional currency of the Company) in the regions in which it operates, the interest of foreign investors in the local economies, and governmental regulations restricting the repatriation of profits. In many of the countries where the Company's primary operations are located (i.e., Russia, Kazakhstan and Bulgaria), the local currency is considered to be soft or exotic. As such, there are very few, if any, cost effective hedging strategies available to the Company or potential investors.

         All of these factors have an impact on the Company's net gain from securities transactions, underwriting, and commissions revenues. In periods of reduced market activity, profitability is adversely affected because certain expenses, consisting primarily of non-officer compensation and benefits, communications, occupancy, and general and administrative expenses remain relatively constant.

         Currently, the Slovak Republic market is experiencing extremely difficult economic conditions and market reforms may be necessary to restore this economy to health. In light of these developments, the Company has reduced the level of its operations in this country. The Company recognizes that it may be necessary to support negative cash flow from this operation in the next 12 to 24 months.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's statements of financial position reflect a liquid financial position as cash and cash equivalents convertible to cash represent 21 percent and 16 percent of total assets at March 31, 1997, and March 31, 1998, respectively.

         The Company is subject to net capital and liquidity requirements in the local jurisdictions in which it operates. As of March 31, 1997 and 1998, the Company was in excess of its minimum net capital and liquidity requirements in all jurisdictions in which it operates.

         The Company finances its operations primarily with existing capital and funds generated from its diversified operations and financing activities.

         In the opinion of management, the Company's existing capital and cash flow from operations will be adequate to meet its capital needs for at least the next 12 months in light of currently known and reasonably estimable trends. The Company is currently exploring its options with regards to additional debt or equity financing and there can be no assurance such financing will be available. However, the Company recognizes that with increased liquidity it may be better positioned to take advantage of potential opportunities in the markets where it maintains its operations. No assurances can be made as to the Company's ability to meet its cash requirements subsequent to any further business combinations.

         In April 1997, the Company sold 125,000 shares of Common Stock to three individuals: Calvin S. Caldwell, Frank Huang and Jay Raubvogel for a total offering price of $750,000 or $6.00 per share. The net proceeds to the Company were $723,195. There were no underwriting discounts or commissions. The Offering was made pursuant to an exemption from registration pursuant to Rule 506 under the Securities Act of 1933, as amended (the Securities Act).

         On February 20, 1998, the Company sold 1,227,000 newly issued units for $6,135,000 in cash, or $5.00 per unit, with each consisting of one share of Common Stock and one Class C Warrant. This price was approximately 40% below the then current market price. These units were offered and sold to various accredited investors. With regard to this sale, the Company relied upon the exemption from registration pursuant to Rule 506 under the Securities Act.

         At March 31, 1997, the Company had $1,200,793 outstanding under repurchase agreements. The weighted average interest rate on these repurchase agreements was 12.91 percent. Securities listed on the Prague Stock Exchange Main Market with a market value of approximately $1,700,000 were used to collateralize this arrangement. During the fiscal year ending March 31, 1998, the underlying securities were sold to a third party for an amount approximating the Company's carrying basis. The repurchase agreements were transferred to the new owner at the date of sale.


EFFECTS OF INFLATION

         The Company maintains operations in several economies that are considered inflationary. To the extent that inflation results in rising interest rates and devaluation of the local currencies in relation to the U.S. Dollar, or has other adverse affects on securities markets and on the value of securities held by the Company in inventory, it may affect the Company's financial position and results of operations. The 1996 inflation rates in the countries where Eastbrokers Vienna has significant operations are as follows: Austria - 2 percent, Czech Republic - 8 percent, Hungary - 19 percent, Poland - 18 percent, and Slovak Republic - 5 percent. The 1997 inflation rates in the countries where Eastbrokers Vienna has significant operations are as follows: Austria - 3 percent, Czech Republic - 10 percent, Hungary - 18 percent, Poland - 13 percent, and Slovak Republic - 6 percent.


NEW ACCOUNTING STANDARDS

         In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 was adopted by the Company beginning with the interim reporting period ended December 31, 1997. The adoption did not impact previously reported earnings per share amounts.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purposes financial statements. This statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time, the Company does not believe that this statement will have a significant impact on the Company.

         In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be retained. At this time, the Company does not believe that this statement will have a significant impact on the Company.

         In June 1998, the FASB issued SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. At this time, the Company does not believe that this statement will have a significant impact on the Company.

IMPACT OF THE YEAR 2000

YEAR 2000

         Many of the world's computer systems (including those in non-information technology equipment and systems) currently record years in a two-digit format. If not addressed, such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions in the U.S. and internationally (the Year 2000 issue). The potential costs and uncertainties associated with the Year 2000 issue will depend on a number of factors, including software, hardware and the nature of the industry in which a company operates. Additionally, companies must coordinate with other entities with which they electronically interact.

         The Company is currently in the process of a systems upgrade unrelated to the Year 2000 issue. In conjunction with this upgrade, the Company is in the process of establishing a program to address issues associated with the Year 2000. To ensure that the Company's computer systems are Year 2000 compliant, the Company has been reviewing its systems and programs to identify those that contain two-digit year codes, and the Company intends to replace them in conjunction with the systems upgrade provided by the Baan Corporate Off. In addition, the Company is in the process of contacting its major external counterparties and suppliers to assess their compliance and remediation efforts and the Company's exposure to them.

         In addressing the Year 2000 issue, the Company has divided its program into six phases:

         (1) the Inventory phase, involving the identification of items that may be affected by Year 2000 compliance issues, including facilities and related non-information technology systems (embedded technology), computer systems, hardware, and services and products provided by third parties;

         (2) the Assessment phase, involving the evaluation of items identified in the Inventory phase to determine which will function properly with the change to the new century, and the prioritizing of items which will need remediation based on their potential impact to the Company;

         (3) the Remediation phase, involving the analysis of the items that are affected by Year 2000, the identification of problem areas and the replacement of non-compliant items;

         (4) the Testing phase involving the testing of all proposed repairs, including forward date testing which simulates dates in the Year 2000;

         (5) the Implementation phase consists of placing all items that have been remediated and successfully tested into operation; and

         (6) the Integration phase, involving the testing of the Company's business critical systems in a future time environment with external entities.

         As of October 26, 1998, the Company had substantially completed the Inventory phase and was also conducting the procedures associated with the Assessment, Remediation, Testing and Implementation phases. The Company expects to complete the Inventory and Assessment phase in the fourth calendar quarter of 1998. The Remediation and Testing phases with respect to business critical applications are expected to be completed by the end of the first calendar quarter of 1999. The Implementation phase is expected to be completed by the end of the second calendar quarter of 1999. The Integration phase will commence at the time the Company receives its new operating system in the fourth calendar quarter of 1998 and will continue through 1999. In addition, the Company will identify the major business relationships of the Company by the end of the first calendar quarter of 1999, and many of them will be tested as soon thereafter as practicable. The Company will continue to survey and communicate with counterparties, intermediaries and vendors with whom it has important financial and operational relationships to determine the extent to which they are vulnerable to Year 2000 issues. As of October 26, 1998, the Company has not yet received sufficient information from all parties about their remediation plans to predict the outcomes of their efforts. In particular, Management believes the level of awareness and remediation efforts relating to the Year 2000 is issue less advanced in the Eastern and Central European markets in which the Company conducts business than in the United States.

         There are many risks associated with the Year 2000 issue, including the possibility of a failure of the Company's computer and non-information technology systems. Such failures could have a material adverse effect on the Company and may cause systems malfunctions, incorrect or incomplete transaction processing resulting in failed trade settlements, the inability to reconcile accounting books and records, the inability to reconcile trading positions and balances with counterparties, inaccurate information to manage the Company's exposure to trading risks and disruptions of funding requirements. In addition, even if the Company successfully remediates its Year 2000 issues, it can be materially and adversely affected by failures of third parties to remediate their own Year 2000 issues. The failure of third parties with which the Company has financial or operational relationships such as securities exchanges, clearing organizations, depositories, regulatory agencies, banks, clients, counterparties, vendors and utilities, to remediate their computer and non-information technology systems issues in a timely manner could result in a material financial risk to the Company.

         If the  above  mentioned  risks  are  not  remedied,  the  Company  may experience business interruption or shutdown, financial loss, regulatory actions, damage to the Company's global franchise and legal liability. The Company is currently unable to quantify the adverse effect such risks impose, but management believes that if the Year 2000 issue is not remedied there could be a material adverse effect on the Company's financial position and results of operation.

         The Company does not have business continuity plans in place that cover the Year 2000 issue. The Company intends to evaluate Year 2000 specific contingency plans during 1999 as part of its Year 2000 risk mitigation efforts.

         Based upon current information, the Company estimates that the total cost of implementing its Year 2000 initiative will be between $750,000 and $1,500,000, including the cost of its general systems upgrade. The Year 2000 costs include all activities undertaken on Year 2000 related matters across the Company, including, but not limited to, remediation, testing (internal and external), third party review, risk mitigation and contingency planning. Through September 30, 1998, the Company estimates that it has expended approximately $350,000 on the Year 2000 project. These costs have been and will continue to be funded through operating cash flow and are expensed in the period in which they are incurred.

         The Company's expectations about future costs and the timely completion of its Year 2000 modifications are subject to uncertainties that could cause actual results to differ materially from what has been discussed above. Factors that could influence the amount of future costs and the effective timing of remediation efforts include the success of the Company in identifying computer programs and non-information technology systems that contain two-digit year codes, the nature and amount of programming and testing required to upgrade or replace each of the affected programs and systems, the nature and amount of testing, verification and reporting required by the Company's regulators around the world, including securities exchanges, central banks and various governmental regulatory bodies, the rate and magnitude of related labor and consulting costs, and the success of the Company's external counterparties and suppliers, as well as worldwide exchanges, clearing organizations and depositories, in addressing the Year 2000 issue.


IMPACT OF THE EURO

         The Euro issue is the result of the Economic  and  Monetary  Union (the
EMU) which comes into effect on January 1 1999 and the conversion of member states to a single currency known as the Euro. The introduction of the Euro will have a profound impact on the way enterprises operate. Further, it will be one of the most important changes in the economic landscape of Europe in the next few years.

         The single currency is expected to contribute significantly to further market integration throughout the member countries. Prices will be easier to compare which should increase market transparency. As businesses recognize that they will no longer be exposed to foreign currency exchange rate risks and the related costs of currency conversion, cross-border transactions within the EMU are expected to become more attractive.

         The introduction of the Euro has been described as a unique event in history. This uniqueness is also the root of potential problems. During the transition period, companies will be required to use two different currency units. This could create a basic input functionality problem whereby enterprises will receive financial information in both the Euro and the national currency units. A potential output functionality problem may be that companies will be required to produce financial information in either the Euro or the national currency unit or in some cases both currencies. Further adding to potential problems is a requirement that historical financial information stored in the system must be converted to the Euro unit.

         The Company is currently in the process of a systems upgrade unrelated to the year 2000 or Euro issues. In the course of this upgrade and addressing the Year 2000 issue, the Company will be installing new software that is Euro capable and will evaluate any potential problems identified that could be related to the Euro issue. The Company is also monitoring the compliance of its software suppliers in addressing this issue. Based on a recent evaluation, the Company has determined that material costs and resources will not be required to permit its computer systems to properly handle Euro reporting and transactions.

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
EASTBROKERS INTERNATIONAL INCORPORATED


         We have audited the accompanying consolidated statement of financial condition of Eastbrokers International Incorporated and subsidiaries as of March 31, 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastbrokers International Incorporated and subsidiaries as of March 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

         As discussed in Note 12, the accompanying 1998 financial statements include a gain of $1,025,429 from a related party transaction.





DELOITTE & TOUCHE LLP


Baltimore, Maryland
October 30, 1998

INDEPENDENT AUDITORS' REPORT



BOARD OF DIRECTORS AND SHAREHOLDERS
EASTBROKERS INTERNATIONAL INCORPORATED




         We have audited the accompanying consolidated statements of financial condition of Eastbrokers International Incorporated and subsidiaries as of March 31, 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eastbrokers International Incorporated and subsidiaries as of March 31, 1997, and the results of operations and its cash flows for the year ended March 31, 1997 in conformity with generally accepted accounting principles.

         The financial statements as of March 31, 1997, have been restated.





PANNELL KERR FORSTER PC


June 23, 1997



                                             EASTBROKERS INTERNATIONAL INCORPORATED
                                                    (A DELAWARE CORPORATION)

                                         CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                         MARCH 31,              MARCH 31,
                                                                                           1998                   1997
                                                                                      --------------         --------------
                                                                                                              (As Restated)

ASSETS
Cash and cash equivalents                                                              $  7,156,702            $  6,867,624
Cash and securities deposited with clearing organizations                                   986,233                 119,274
      Or segregated under federal and other regulations
Securities purchased under agreements to resell                                             887,170                 408,865
Receivables
      Customers                                                                           4,819,958               1,904,112
      Brokers, dealers and clearing organizations                                         4,404,608                 572,399
      Affiliated companies                                                                2,286,277               1,511,917
      Related to disposition of entity                                                    1,493,913                       -
      Financial institution                                                               1,018,642                       -
      Receivable from executive officer                                                     517,221                       -
      Other                                                                               3,384,125               2,043,306
Securities owned, at fair value
      Corporate equities                                                                  7,985,484               3,349,684
      Other sovereign government obligations                                                692,428                       -
Net assets held for sale                                                                    868,960                       -
Office facilities, furniture and equipment, at cost (less accumulated                     1,153,439                 926,565
   depreciation and   amortization of $766,898 and $628,014, respectively)
Deferred taxes                                                                            4,558,801                 492,098
Available for sale securities                                                                     -               2,378,054
Investments in affiliated companies                                                         156,800               8,272,240
Goodwill, net                                                                             2,073,774               1,894,398
Other assets and deferred amounts                                                           394,318               1,222,193
                                                                                        -----------             -----------
         Total Assets                                                                   $44,838,853             $31,962,729
                                                                                        ===========             ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings
      Lines of credit                                                                   $ 2,570,499             $ 1,602,182
      Affiliated companies                                                                   31,937               1,480,700
Securities sold under agreements to repurchase                                                    -               1,200,793
Bonds payable                                                                                     -               2,307,500
Payables
      Customers                                                                           5,405,464               1,051,810
      Brokers, dealers and clearing organizations                                         6,169,159                 960,226
Accounts payable and accrued expenses                                                       727,512               1,573,104
Other liabilities                                                                         1,169,272               1,502,803
                                                                                       ------------            ------------
                                                                                         16,073,843              11,679,118
Deferred taxes                                                                               84,382                       -
Long-term borrowings                                                                      2,020,087                 934,374
                                                                                       ------------           -------------
         Total liabilities                                                               18,178,312              12,613,492
                                                                                        -----------             -----------
Minority interest in consolidated subsidiaries                                            8,776,678               1,549,386
                                                                                       ------------            ------------

Commitments and contingencies

Shareholders' equity
      Preferred stock; $.01 par value; 10,000,000 shares authorized; no shares                    -                       -
        issued and outstanding at March 31, 1998 or March 31, 1997, respectively
      Common stock; $.05 par value; 10,000,000 shares authorized; 4,297,750 and             214,888                 146,150
        2,923,000, shares issued and outstanding at March 31, 1998 and March 31,
        1997, respectively
      Paid-in capital                                                                    25,640,114              19,314,883
      Accumulated deficit                                                                (5,517,386)               (569,829)
      Note receivable - common stock                                                       (313,133)                      -
      Treasury stock, at cost                                                                     -                (213,750)
      Unrealized loss on available for sale investments                                           -                (246,794)
      Cumulative translation adjustment                                                  (2,140,620)               (630,809)
                                                                                      -------------          ---------------
         Total shareholders' equity                                                      17,883,863               17,799,851
                                                                                       ------------               ----------
         Total Liabilities and Shareholders' Equity                                     $44,838,853              $31,962,729
                                                                                        ===========              -----------

                 See notes to consolidated financial statements.




                                             EASTBROKERS INTERNATIONAL INCORPORATED
                                                    (A DELAWARE CORPORATION)

                                              CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                FOR THE YEARS ENDED
                                                                                    -----------------------------------------
                                                                                         MARCH 31,              MARCH 31,
                                                                                          1998                   1997
                                                                                    -------------           -----------------
                                                                                                              (As Restated)

Revenues
     Commissions                                                                       $  2,521,031            $    439,531
     Investment banking                                                                     807,803               1,149,195
     Principal transactions
        Trading                                                                           4,735,825               1,806,278
        Investment                                                                         (560,802)              1,872,767
     Interest and dividends                                                                 391,121                 557,188
     Equity in losses of unconsolidated subsidiaries                                        (38,388)               (396,209)
     Gain on sale of investment - related party                                           1,025,429                       -
     Other                                                                                1,256,862                 312,725
                                                                                         ----------            ------------
         Total revenues                                                                  10,138,881               5,741,475
                                                                                         ----------            ------------
Costs and expenses
     Compensation and benefits                                                            3,748,948               2,181,419
     Consulting fees                                                                      2,177,145                 743,397
     Brokerage, clearing, exchange fees and other                                         1,145,567                       -
     Occupancy                                                                              982,095                 333,096
     Interest                                                                               761,156                 236,235
     Information processing and communications                                              678,718                 177,473
     Office supplies and expenses                                                           426,889                 240,448
     Professional fees                                                                      235,642                 123,905
     Travel                                                                                 593,898                 209,977
     General and administrative                                                           3,698,052                 806,056
     Depreciation and amortization                                                          590,743                 274,573
     (Gain)/loss on foreign currency transactions                                           (29,384)                166,044
                                                                                         ----------           -------------
         Total costs and expenses                                                        15,009,469               5,492,623
                                                                                         ----------           -------------

     Income (loss) from continuing operations before
         provision for income taxes and
         minority interest in earnings of subsidiaries                                   (4,870,588)                248,852
     Income tax benefit (expense)                                                          (285,830)                  8,305
     Minority interest in earnings of subsidiaries                                          208,861                 105,416
                                                                                       ------------           -------------
     Income from continuing operations                                                   (4,947,557)                362,573
     Discontinued operations
         Income (loss) from discontinued operations (net of
              income taxes of $0 for the year ended March 31, 1997)                               -                  41,899
         Loss on sale of discontinued operations                                                  -              (1,323,083)
                                                                                        ------------  -         ------------
     Net loss                                                                           $(4,947,557)            $  (918,611)
                                                                                        ------------            ------------

     Earnings (loss) per common share from continuing operations
         Basic                                                                              $(1.57)                   $0.15
                                                                                     --------------            ------------
         Diluted                                                                            $(1.57)                   $0.15
                                                                                     --------------            ------------
     Earnings per common share
         Basic                                                                              $(1.57)                  $(0.37)
                                                                                     --------------           -------------
         Diluted                                                                            $(1.57)                  $(0.37)
                                                                                     --------------           -------------

     Average common shares outstanding
         Basic                                                                            3,149,009               2,497,137
                                                                                       ------------            ------------
         Diluted                                                                          3,149,009               2,497,137
                                                                                       ------------            ------------


                 See notes to consolidated financial statements.



                     EASTBROKERS INTERNATIONAL INCORPORATED
                            (A DELAWARE CORPORATION)

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   FOR THE YEARS ENDED MARCH 31, 1997 AND 1997






                                                                                               Retained              Treasury
                                                                                                Earnings              Stock &
                                                Common Stock                Paid-in          (Accumulated              Note
                                           Shares         Par Value         Capital             Deficit)            Receivable
                                          ------------    -------------     ----------       --------------         ------------

Balances, April 1, 1996                  1,781,000        $  89,050        $13,693,733       $    348,782                  -
   Issuance of common stock in           1,080,000           54,000          5,346,000                  -                  -
     Eastbrokers AG acquisition
   Issuance of common stock in              25,000            1,250             98,750                  -                  -
     Eastbrokers NA acquisition
   Issuance of common stock in              37,000            1,850            176,400                  -                  -
     compensation for services
   Acquisition of treasury stock                 -                -                  -                  -          $(213,750)
   Net unrealized loss on                        -                -                  -                  -                  -
     investments
   Net loss                                      -                -                  -           (918,611)                 -
   Cumulative translation adjustment             -                -                  -                  -                  -
                                         ------------    -------------    --------------    ----------------    --------------
Balances at March 31, 1997 (as           2,923,000         $146,150        $19,314,883          $(569,829)         $(213,750)
restated)
   Issuance of common stock in             125,000            6,250            716,945                  -                  -
     private placement
   Retirement of treasury stock            (45,000)          (2,250)          (211,500)                 -            213,750
   Issuance of common stock in              10,000              500             65,480                  -                  -
     compensation for services
   Issuance of common stock to              50,000            2,500            297,500                  -           (300,000)
     officer for note receivable
   Net unrealized gain on                        -                -                  -                  -                  -
     investments
   Issuance of common stock in           1,227,000           61,350          5,354,619                  -                  -
     private placement
   Exercise of stock options                 7,750              388             49,987                  -                  -
   Sale of Subsidiary Stock                                                     52,200
   Net loss                                      -                -                  -         (4,947,557)                 -
   Accrued interest on note                      -                -                  -                  -            (13,133)
     receivable
   Cumulative translation adjustment             -                -                  -                  -                  -

                                         ------------    -------------    --------------    ----------------    --------------
Balances at March 31, 1998               4,297,750         $214,888        $25,640,114        $(5,517,386)         $(313,133)
                                         ============    =============    ==============    ================    ==============




                                           Unrealized
                                            Loss on
                                            Available     Cumulative
                                            For Sale      Translation
                                           Investments     Adjustment            Total
                                            -----------    -----------         ----------

Balances, April 1, 1996                         -       $    558,090         $14,689,655
   Issuance of common stock in                  -                 -            5,400,000
     Eastbrokers AG acquisition
   Issuance of common stock in                  -                 -              100,000
     Eastbrokers NA acquisition
   Issuance of common stock in                  -                 -              178,250
     compensation for services
   Acquisition of treasury stock                -                 -             (213,750)
   Net unrealized loss on                 $(246,794)              -             (246,794)
     investments
   Net loss                                     -                 -             (918,611)
   Cumulative translation adjustment            -        (1,188,899)          (1,188,899)
                                       -------------    ---------------    --------------
Balances at March 31, 1997 (as            $(246,794)      $(630,809)         $17,799,851
restated)
   Issuance of common stock in                  -                 -              723,195
     private placement
   Retirement of treasury stock                 -                 -                    -
   Issuance of common stock in                  -                 -               65,980
     compensation for services
   Issuance of common stock to                  -                 -                    -
     officer for note receivable
   Net unrealized gain on                  246,794                -              246,794
     investments
   Issuance of common stock in                   -                 -            5,415,969
     private placement
   Exercise of stock options                     -                 -               50,375
   Sale of Subsidiary Stock                                                        52,200
   Net loss                                      -                 -           (4,947,557)
   Accrued interest on note                      -                 -              (13,133)
     receivable
   Cumulative translation adjustment             -        (1,509,811)          (1,509,811)
                                         -------------  -------------         ------------
 Balances at March 31, 1998                $     -       $(2,140,620)         $17,883,863
                                         =============  =============         =============





                     EASTBROKERS INTERNATIONAL INCORPORATED
                            (A DELAWARE CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            FOR THE YEARS ENDED
                                                                                  --------------------------------------------
                                                                                          MARCH 31,              MARCH 31,
                                                                                            1998                  1997
                                                                                  -----------------           ----------------
                                                                                                              (As Restated)

      Cash flows from operating activities
           Net loss                                                                   $(4,947,557)        $    (918,611)
           Adjustments to reconcile net loss to net
              Cash used in operating activities:
                Minority interest in subsidiaries                                        (208,861)             (105,416)
                Gain on the sale of investment                                                  -              (884,530)
                Loss on sale of discontinued operations                                         -             1,323,083
                Depreciation and amortization                                             590,743               274,573
                Deferred taxes                                                         (1,696,396)              (69,377)
                Other                                                                     104,368              396,209

              Changes in operating assets and liabilities
                Cash and securities segregated for regulatory purposes                     82,415               (85,696)
                  or deposited with regulatory agencies
                Securities purchased under agreements to resell                          (478,305)            6,278,371
                Receivables                                                            (3,744,971)            2,041,221
                Securities owned, at value                                             (6,443,982)           (3,233,293)
                Other assets and deferred amounts                                         827,875              (214,931)
                Payables
                    Customers                                                           4,353,654            (8,529,846)
                    Brokers, dealers and others                                         5,208,933                77,726
                Accounts payable and accrued expenses                                    (879,123)            1,374,879
                                                                                    --------------       --------------
      Net cash used in operating activities                                            (7,231,207)           (2,275,638)
                                                                                  ----------------      ---------------

      Cash flows from investing activities
           Net proceeds from (payments for)
                Acquisition of net assets of Eastbrokers
                   Beteiligungs AG, net of cash acquired                                        -            (1,389,577)
                Investments in affiliates                                                (264,036)           (3,619,137)
                Available for sale securities                                           2,378,054             6,277,191
                Capital expenditures                                                     (289,070)             (503,336)
                                                                                  ----------------        -------------
      Net cash provided by investing activities                                        (1,824,948)              765,141
                                                                                  ----------------         ------------

      Cash flows from financing activities
           Net proceeds from (payments for)
                Net proceeds from private placements                                    6,139,164                     -
                Capital contributions by minority interests                                     -               304,166
                Short-term borrowings                                                  (1,339,183)              568,303
                Securities sold under agreements to repurchase                         (1,200,793)            1,200,793
                Proceeds from long-term debt                                           (1,085,713)                    -
                Repurchase of common stock                                                      -              (213,750)
                Other                                                                     102,575                  -
                                                                                   --------------        --------------
     Net cash provided by financing activities                                          4,787,476             1,859,512
                                                                                   --------------        --------------
     Foreign currency translation adjustment                                              907,861             1,328,023
                                                                                   --------------        --------------
     Increase in cash and cash equivalents                                                289,078             1,677,038

     Cash and cash equivalents, beginning of period                                     6,867,624             5,190,586
                                                                                   --------------        --------------
     Cash and cash equivalents, end of period                                      $    7,156,702        $    6,867,624
                                                                                   ==============        ==============



                 See notes to consolidated financial statements.

                     EASTBROKERS INTERNATIONAL INCORPORATED
                            (A DELAWARE CORPORATION)

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 1997 AND 1997



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

         The consolidated financial statements include Eastbrokers International Incorporated (formerly Czech Industries, Inc.) and its U.S. and international subsidiaries (collectively, Eastbrokers or the Company). The shareholders of the Company approved the name change on December 10, 1996 at its Annual Meeting of Shareholders.

         These consolidated financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position and the results of the operations of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. See Note 18 "- Significant Estimates".

         The Company, through its subsidiaries, provides a wide range of financial services primarily in the United States, Central Europe, and Eastern Europe. Its businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring, and other corporate finance advisory activities; asset management; merchant banking and other principal investment activities; brokerage and research services; and securities clearance services. These services are provided to a diversified group of clients and customers, including corporations, governments, financial institutions, and individuals. Substantially all of the Company's revenues and expenses are generated through its European subsidiaries and affiliates.


FISCAL YEAR-END

         The fiscal year-end of Eastbrokers International Incorporated and its U.S. subsidiaries other than EBI Securities is March 31. At the time of the Company's acquisition of EBI Securities in May 1998 the fiscal year of EBI Securities ended September 30. The Company intends to change the fiscal year of EBI Securities to March 31 effective as of March 31, 1999.


FISCAL YEAR-END OF THE COMPANY'S EUROPEAN SUBSIDIARIES

         The fiscal year-end of the Company's European  Subsidiaries is December
31. These subsidiaries are included on the basis of closing dates that precede the Company's closing date by three months.


FINANCIAL INSTRUMENTS

         Substantially all of the Company's financial assets and liabilities and the Company's trading positions are carried at market or fair values or are carried at amounts which approximate fair value because of their short-term nature. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument, specifically, the value of the underlying financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. The Company has no investments in derivatives.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Equity securities purchased in connection with merchant banking and other principal investment activities are initially carried at their original costs. The carrying value of such equity securities is adjusted when changes in the underlying fair values are readily ascertainable, generally as evidenced by listed market prices or transactions which directly affect the value of such equity securities. Downward adjustments relating to such equity securities are made in the event that the Company determines that the eventual realizable value is less than the carrying value.

         Securities classified as available for sale are carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses on these securities are determined on a specific identification basis and are included in earnings.


COLLATERALIZED SECURITIES TRANSACTIONS



         Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables. Such collateral is not reflected in the consolidated financial statements.

         Securities purchased under agreements to resell are treated as financing arrangements and are carried at contract amounts reflecting the amounts at which the securities will be subsequently resold as specified in the respective agreements. The Company takes possession of the underlying securities purchased under agreements to resell and obtains additional collateral when the market value falls below the contract value. The maximum term of these agreements is generally less than ninety-one days.


OTHER RECEIVABLES

         From time to time, the Company provides operating advances to select companies as a portion of its merchant banking activities. These receivables are due on demand.


UNDERWRITINGS

         Underwritings include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. The Company reflects this income in its investment banking revenue.

FEES

         Fees are earned from providing merger and acquisition, financial restructuring advisory, and general management advisory services. Fees are recorded based on the type of engagement and terms of the contract entered into by the Company. The Company reflects this income in its investment banking revenue.


SECURITIES TRANSACTIONS

         Government and agency securities and certain other debt obligations transactions are recorded on a trade date basis. All other securities transactions are recorded on a settlement date basis and adjustments are made to a trade date basis, if significant.

COMMISSIONS

         Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSLATION OF FOREIGN CURRENCIES

         Assets  and  liabilities  of  operations  in  foreign   currencies  are
translated at year-end rates of exchange, and the income statements are translated at weighted average rates of exchange for the year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, gains or losses resulting from translating foreign currency financial statements, net of hedge gains or losses and their related tax effects, are reflected in cumulative translation adjustments, a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in net income.


OFFICE FACILITIES, FURNITURE, AND EQUIPMENT

         Office facilities and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets ranging from three to ten years.


COMMON STOCK DATA

         Earnings per share is based on the weighted average number of common stock and stock equivalents outstanding. The outstanding warrants and stock options are currently excluded from the earnings per share calculation as their effect would be antidilutive.


STOCK-BASED COMPENSATION

         In  October  1995,  the FASB  issued  SFAS  No.  123,  "Accounting  for
Stock-Based Compensation". SFAS No. 123 encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has elected to account for its stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the stock.


DEFERRED INCOME TAXES

         Deferred income taxes in the accompanying financial statements reflect temporary differences in reporting results of operations for income tax and financial accounting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

CASH AND CASH EQUIVALENTS

        For  purposes of the  consolidated  financial  statements,  the Company
considers  all  demand   deposits  held  in  banks  and  certain  highly  liquid
investments with maturities of 90 days or less other than those held for sale in the ordinary course of business to be cash equivalents.

GOODWILL

         Goodwill is amortized on a straight line basis over periods from five to 25 years and is periodically evaluated for impairment on an undiscounted cash flow basis. The accumulated amortization was $132,015 and $46,987 for the periods ended March 31, 1998 and 1997, respectively.

RECLASSIFICATIONS

         Certain amounts in prior periods have been reclassified to conform   to
the current presentation.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTATEMENT OF 1997 FINANCIAL STATEMENT

         During fiscal 1998, management determined that the Austrian net operating losses available for carryforward had been underreported on the consolidated statement of financial condition as of March 31, 1997. In addition, management determined that it had inappropriately recognized an unrealized gain and had incorrectly classified a portion of its investment in WMP. Accordingly, the accompanying 1997 financial statements have been restated.

        Following is a summary of the effects of the restatement:


                                          AS PREVIOUSLY REPORTED    AS RESTATED

         Corporate equities                    $4,253,164            $3,349,684
         Deferred tax asset                       289,938               492,098
         Investments in affiliated companies    7,064,064             8,272,240
         Goodwill                               2,453,454             1,894,398
         Trading revenues                       1,886,478             1,806,278
         Net loss                                (866,411)             (918,611)
         Earnings per common share                  (0.35)                (0.37)



2.       CASH AND SECURITIES SEGREGATED UNDER
         FEDERAL AND OTHER REGULATIONS

         Cash and securities segregated for regulatory purposes or as deposits with clearing organizations was $119,274 and $986,233 as of March 31, 1997 and 1998, respectively.


3.       FINANCIAL INSTRUMENTS

         Financial instruments owned consist of the Company's proprietary trading and investment accounts, securities purchased under agreements to resell, and investments held for resale. The Company's financial instruments, at estimated fair market value, are as follows:



                                                                              March 31,           March 31,
                                                                                1998                1997
                                                                                                (As Restated)
                                                                              ---------         -------------

     Securities purchased under agreements to resell
         Sovereign government debt - Austria                                $    887,170        $    --
         Sovereign government debt - Hungary                                     --                  229,965
         Corporate equities - Hungary                                            --                  179,999
                                                                            -------------       ------------
                                                                            $    887,170            $408,865
                                                                            --------------      -------------
     Securities owned at fair value
         Corporate equities - Austria                                       $  6,587,220*       $  1,305,143
         Corporate equities - Hungary                                            410,244                --
         Corporate equities - Czech Republic                                     --                  871,638
         Corporate equities - Slovak Republic                                     84,074             485,141
         Corporate equities - Poland                                             760,552             687,762
         Corporate equities - Other                                              143,394                --
                                                                            --------------      ------------
                                                                            $  7,985,484        $  3,349,684
                                                                            --------------      ------------


                                                                          March 31,           March 31,
                                                                            1998                1997
                                                                                            (As Restated)
                                                                          ---------         -------------


       Sovereign government debt
         Austria                                                            $    621,353        $       --
         Hungary                                                                  71,075                --
                                                                            --------------      ------------
                                                                            $    692,428        $       --
                                                                            --------------      ------------
     Available for sale securities
         Corporate equities - Austria                                       $    --             $     40,321
         Corporate equities - Czech Republic                                     --                1,893,115
         Corporate equities - Hungary                                            --                  189,610
         Corporate equities - Slovak Republic                                    --                  255,008
                                                                            -------------       ------------
                                                                            $    --             $  2,378,054
                                                                            -------------       ------------




         *As of March 31, 1998, the Company has 3 significant concentrations in the securities portfolio. A description of these securities and their respective carrying amounts are as follows: a security of a Russian chemical producer traded on the OTC market of the Vienna Stock Exchange - $1,030,270, a security of a Bulgarian pharmaceutical company traded on the Bulgarian Stock Exchange -$3,185,630, and a security of a Bulgarian oil refinery traded on the Bulgarian Stock Exchange - $1,354,830. All other securities are relatively liquid and the carrying value approximates the market value as of the balance sheet date. The Company does not have any material concentrations to high yield issuers or commitments to high-yield issuers as of the balance sheet date.



4.       OFFICE FACILITIES, FURNITURE AND EQUIPMENT


Office facilities, furniture and equipment are summarized below:

                                                 March 31,           March 31,
                                                   1998                1997
                                                 ---------           ---------

         Furniture and equipment                $ 1,920,337        $ 1,554,579
         Less accumulated depreciation             (766,898)          (628,014)
                                                ------------       ------------
                                                $  1,153,439       $    926,565
                                                ------------       -----------


         Depreciation expense for the years ended March 31, 1997 and 1998, was $108,915 and $418,804, respectively.


5.       BUSINESS ACQUISITIONS

         EASTBROKERS BETEILIGUNGS AKTIENGESELLSCHAFT


         Eastbrokers Vienna is an Austrian based holding company that has established a presence in 12 Central and Eastern European countries through its network of subsidiaries and affiliate offices. On August, 1, 1996, the Company acquired 80 percent of the outstanding stock of Eastbrokers Beteiligungs Aktiengesellschaft (Eastbrokers Vienna) through the issuance of 1,080,000 shares of the Company's common stock valued at $5,400,000. As a participant in Eastbrokers Vienna's capital increase in the fiscal year ended March 31, 1997, the Company later acquired an additional 245,320 (out of a total issue of 270,000 shares) for cash, increasing its ownership percentage to 83.62 percent. In three separate transactions in November and December 1996 and March 1997, the Company purchased 81,550 additional shares, increasing its ownership percentage to approximately 94 percent.

         The fair value of the net assets acquired under these transactions approximated $8,200,000. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired resulted in the Company recording approximately $1,950,000 in goodwill, which is being amortized over 25 years on a straight-line basis. The 1997 consolidated financial statements include the consolidated results of operations of Eastbrokers Vienna from the date of acquisition through December 31, 1996 in accordance with Note 1. The purchase agreement contains certain provisions whereby the selling shareholders may be eligible to receive an additional 120,000 shares of the Company's common stock in the event certain earnings targets are achieved by December 31, 1998. No such shares have been earned to date.

         In a capital increase for Eastbrokers Vienna in the fiscal year ended March 31, 1998, the Company purchased 389,925 (out of a total issue of 390,000) for cash, increasing its ownership to 96%.

         Eastbrokers Vienna completed the acquisition of its subsidiary, Eastbrokers Warsaw, in September 1996. This acquisition has been accounted for under the purchase method of accounting. The fair value of the net assets acquired under this transaction approximated $1,124,000 as of the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired by Eastbrokers Vienna approximated $173,000 which has been recorded as goodwill and is being amortized over 25 years on a straight-line basis.

         In September 1996, Eastbrokers Vienna acquired additional shares of Eastbrokers Wertpapiervermittlungsgesellschaft GmbH (Eastbrokers GmbH) and Eastbrokers Slovakia a.s. from related parties (see Note 12). These acquisitions have been accounted for under the purchase method of accounting. The fair value of the net assets acquired under this transaction approximated $46,000 as of the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired by Eastbrokers Vienna approximated $438,000 which has been recorded as goodwill and is being amortized over 25 years on a straight-line basis.



EASTBROKERS NORTH AMERICA, INC.


         On March 6, 1997, the Company issued 22,500 shares of Common Stock valued at $4.00 per share relating to the acquisition of Eastbrokers North America, Inc. (Eastbrokers NA). In a separate but related transaction to the Eastbrokers NA acquisition, the Company sold 2,500 shares of Common Stock at $4.00 per share to an officer of the Company in exchange for a promissory note. These shares were transferred to the selling shareholder of Eastbrokers NA as part of the acquisition. The net assets acquired under this transaction approximated $90,000 and the acquisition has been accounted for under the purchase method of accounting. There was no excess of the purchase price over the fair value of the net assets received at the date of acquisition.


PRO FORMA RESULTS OF OPERATIONS


         The following summarized, unaudited, pro forma results of operations for the year ended March 31, 1997 assumes the above listed acquisitions occurred at the beginning of fiscal 1997.


                                                               Year Ended
                                                               March 31, 1997
                                                               --------------

         Revenues from continuing operations                     $8,559,786
         Net income from continuing operations                      (14,097)
         Net income per share from continuing operations                (0.01)

6.       INVESTMENTS IN AFFILIATED COMPANIES

INVESTMENT IN WMP BANK AKTIENGESELLSCHAFT

         Through its subsidiary, Eastbrokers Vienna, the Company acquired a 48.1% interest in the outstanding capital stock of WMP on August 1, 1996. WMP is a stock broker-dealer and market maker in Vienna, Austria and is licensed as a class B bank under Austrian law. A Class B bank may, at its discretion, conduct any of the normal activities associated with a bank with one major exception; it cannot accept customer deposits. From time to time Eastbrokers Vienna has carried shares of WMP. Accordingly, since August 1996, the Company's ownership of WMP has exceeded 50% including WMP shares in its trading portfolio. At
December 31, 1996, the Company's aggregate ownership percentage in WMP, including its trading position, was 55%. This investment was accounted for using the equity method in the March 31, 1997 financial statements as the Company believed that its control of WMP may likely have been lost as the result of the probable occurrence of certain events that lay outside of its control. In September, 1997 circumstances surrounding these events were resolved such that these events were no longer considered probable of occurrence and the Company deemed its control of WMP was no longer temporary. Accordingly, the Company began consolidating its investment in WMP effective with its third quarter of fiscal 1998 financial statements. For the fiscal year ended March 31, 1998, WMP has been consolidated for the entire year. At December 31, 1997, the Company's aggregate ownership interest in WMP was 52%.

         The following unaudited pro forma information for the Company has been prepared as though WMP was acquired at the beginning of fiscal year 1997 and consolidated from that date:



                                                                     1997
                                                                     ----

         Total revenues                                            $10,138,350
         Total assets                                               44,405,383



INVESTMENTS IN OTHER UNCONSOLIDATED AFFILIATES


         The Company also has other investments in unconsolidated affiliates through Eastbrokers Vienna. These affiliates are accounted for using the equity method of accounting. These investments are predominantly start-up operations. At December 31, 1996, these unconsolidated affiliate investments included the following offices: Zagreb, Croatia; Ljubljana, Slovenia; Almaty, Kazakhstan; Moscow, Russia; Sofia, Bulgaria; and NIF TRUD Investment Fund. At December 31, 1997, these unconsolidated affiliate investments included the following offices:
Zagreb, Croatia; Ljubljana, Slovenia; Moscow, Russia; Sofia, Bulgaria; and NIF TRUD Investment Fund. The combined carrying amounts of these investments as of December 31, 1996 and 1997 was $516,243 and $156,800, respectively. Losses from these operations totaled approximately $145,000 USD in the period from August 1, 1996 through December 31, 1996. Income from these operations totaled approximately $122,000 USD for the year ended December 31, 1997.


RECEIVABLES FROM AFFILIATED COMPANIES

         Periodically,   the  Company   provides   operating   advances  to  its
unconsolidated affiliates. These advances are generally due on demand and are not subject to interest charges.



7.       SHORT-TERM BORROWINGS


         The Company meets its short-term financing needs through lines of credit with financial institutions, advances from affiliates, and by entering into repurchase agreements whereby securities are sold with a commitment to repurchase at a future date.

LINES OF CREDIT

         The Company had outstanding advances on its lines of credit totaling $1,602,182 and $2,570,499 as of March 31, 1997 and 1998, respectively. As of
March 31, 1998, the Company had unsecured credit lines available of approximately $3.5 million. These lines of credit carry interest rates between
7.00 percent and 12.00 percent and between 6.500 percent and 9.125 percent for the years ended March 31, 1997 and 1998, respectively, as computed on an annual basis.

ADVANCES FROM AFFILIATED COMPANIES

         Periodically, the Company's subsidiaries and affiliates will provide operating advances to other members in the affiliated group. These advances are generally due on demand and are not subject to interest charges.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

         At March 31, 1997, the Company had $1,200,793 outstanding under repurchase agreements. The weighted average interest rate on these repurchase agreements was 12.91 percent. Securities listed on the Prague Stock Exchange Main Market with a market value of approximately $1,700,000 were used to collateralize this arrangement. During the fiscal year ending March 31, 1998, the underlying securities were sold to a third party for an amount approximating the Company's cost basis. The repurchase agreements were transferred to the new owner at the date of sale.


UNSECURED BONDS PAYABLE

         The Company had unsecured bonds with a face value of 25 million Austrian Schillings requiring annual interest payments at 10 percent per annum which matured on July 31, 1997. At March 31, 1997, the amount due under these obligations was $2,307,500. These unsecured bonds were redeemed by the Company on July 31, 1997.

8.       LONG-TERM BORROWINGS

         Long-term borrowings consist of the following:



                                                                                March 31,        March 31,
                                                                                  1998             1997
                                                                                ---------        ---------

     Long-term borrowing arrangement with a
          financial institution requiring Note
          payable to a finance company, requiring
          annual interest payments which cannot
          exceed the 10 year government bond rate
          plus 2 percent(approximately 10.00 percent),
          principal of 12,000,000 Austrian Schillings,
          principal due at maturity on December 31, 2001                        $ 948,000        $     --

     Notes payable to a financial institution requiring
          quarterly interest payments computed at 6.50
          percent on a 360 day year, collateralized by
          157,061 shares of WMP (representing approximately
          24% of the Company's WMP shares as of March 31,
          1998), principal of 10,000,000 Austrian
          Schillings and accrued interest payable in full
          on  November  30, 2001                                                   804,308          934,374

                                                                                March 31,        March 31,
                                                                                  1998             1997
                                                                                ---------        ---------

     Notes payable to financial institutions requiring
          quarterly interest payments computed at varying
          percentages on a 360 day year, with varying
          maturity dates but all due in 1999                                       267,779              --
                                                                                -----------       -----------
                                                                                $2,020,087         $ 934,374
                                                                                -----------       -----------

         The scheduled maturities of long-term debt outstanding at March 31, 1998 are summarized as follows: $267,779 in 1999, $0 in 2000, $0 in 2001,
$1,752,308 in 2002 and $0 thereafter.




9.       COMMITMENTS AND CONTINGENCIES


LEASES AND RELATED COMMITMENTS


         The Company occupies office space under leases which expire at various dates through 2003. The various leases contain provisions for periodic escalations to the extent of increases in certain operating and other costs. The Company incurred rent expense under non-cancelable operating leases in the approximate amounts of $35,000 and $131,000 for the periods ended March 31, 1997, and March 31, 1998, respectively.

         Minimum future rentals under these non-cancelable leases for the fiscal years ending 1999 through 2003 are approximately as follows: 1999 - $164,000; 2000 - $164,000; 2001 - $104,000; 2002 - $84,000; and 2003 - $42,000 and in the
aggregate $558,000.

         The Company's subsidiaries occupy office space under various operating leases which contain cancellation clauses whereby the Company may cancel the lease with thirty to ninety days written notice.



HOTEL FORTUNA LEASES


         During the year ended March 31, 1997, the Hotel was subject to land and equipment leases. Under the terms of these leases, the Hotel incurred rent expense in the approximate amounts of $310,000 during fiscal year 1997. These leases terminated with the disposition of the Hotel. See Note 15.


10.      SHAREHOLDERS' EQUITY


STOCK REPURCHASE

         On December 10, 1996, the Board of Directors approved a plan whereby the Company was authorized to begin a buy-back program of its Common Stock. Under the terms of this plan, the Company is authorized to repurchase up to $1,000,000 of Common Stock at a price not to exceed $5.00 per share beginning in January 1997. On January 23, 1997, the Company repurchased 45,000 of its outstanding shares at $4.75 per share. Currently, no additional buy-backs are anticipated. This treasury stock was retired during the fiscal year ended March 31, 1998.

STOCK TRANSACTIONS

         On August 1, 1996, the Company issued 1,080,000 shares of its Common Stock to the selling security holders of Eastbrokers Vienna in a transaction valued at $5,400,000. During the period surrounding the acquisition, the Company's common stock was trading approximately between $6.25 and $8.00 per share for its fully registered and unrestricted shares. Due to the nature of restricted shares and the various covenants restricting the transfer of these shares, the Board of Directors assigned a value of $5,400,000 to this transaction.

         On March 6, 1997, the Company issued 22,500 shares of Common Stock value relating to the acquisition of Eastbrokers NA, valued at $4.00 per share. In a separate but related transaction to the Eastbrokers NA acquisition, the Company sold 2,500 shares of the Company's stock to an officer of the Company in exchange for a promissory note. These shares were transferred to the selling shareholder of Eastbrokers NA as part of the acquisition. The shares were also valued at $4.00 per share.

         During the year ended March 31, 1997, the Company issued a total of 37,000 shares of Common Stock at a per share price approximating the then current market price for services rendered to the Company.

         In April 1997, the Company sold 125,000 shares of Common Stock to three individuals: Calvin S. Caldwell, Frank Huang and Jay Raubvogel for a total offering price of $750,000 or $6.00 per share. The net proceeds to the Company were $723,195. There were no underwriting discounts or commissions.

         In September 1997, the Company issued 10,000 shares of Common Stock to Dr. Michael Sumichrast in compensation for services performed on behalf of the Company during the previous six months. The average price per share assigned to this transaction was $6.598 per share based on the average closing price for the period April 1, 1997 through September 30, 1997.

         In September 1997, Martin A. Sumichrast acquired 50,000 shares of Common Stock at a price of $6.00 per share in exchange for a note payable bearing an interest rate of 8 percent in the amount of $300,000 to the Company.

         On February 20, 1998, the Company sold 1,227,000 newly issued units consisting of one share of Common Stock and one Class C Warrant in a private placement for $6,135,000 in cash, or a price of $5.00 per unit (approximately 40% below the then current market price as of February 19, 1998.) After deducting offering expenses of $899,031, the Company netted $5,415,969. These units were offered and sold to various accredited investors.

         Each of the foregoing issuances was made by the Company without registration under the Securities Act of 1933, as amended (the Securities Act). In each such case the Company relied upon the exemption from registration provided by Section 4(2) under the Securities Act and Regulation D promulgated under the Securities Act.


CLASS A WARRANTS

         In connection with its June 1995 public offering, the Company issued 5,505,000 Class A Warrants. The Class A Warrants became exercisable on June 7, 1996. By reason of the Company's September 1996 1-for-5 reverse stock split, immediately after that stock split each five (5) Class A Warrants represented the right to acquire one (1) share of Common Stock for $20. The Class A Warrants include redemption provisions at the option of the Company and, upon thirty (30) days' written notice to all holders of Class A Warrants, the Company has the right to reduce the exercise price and/or extend the term of the Class A Warrants, subject to compliance with the requirements of certain SEC rules and regulations to the extent applicable. The Class A Warrant Holders are also entitled to certain antidilution privileges. In April 1998, the Company announced an amendment relating to the number of warrants outstanding and the exercise price. The adjustment to the number of warrants reflected the September 1996 reverse stock split and reduced the number of outstanding warrants by four-fifths (4/5's), such that one warrant again represents the right to purchase one share of Common Stock. An adjustment to the exercise price of the Class A Warrants to $18.00 per share resulted in connection with the February 1998 private placement. Subsequent to this adjustment, there are 1,101,000 Class A Warrants outstanding. The Class A Warrants expire in June 2000.

CLASS B WARRANTS

         In connection with the aforementioned public offering whereby the Class A warrants were issued, the Company issued 1,250,000 Class B Warrants to certain bridge lenders. By reason of the September 1996 1-for-5 reverse stock split, immediately after that stock split each five (5) Class B Warrants represented the right to acquire one (1) share of Common Stock for $21. The other terms of the Class B Warrants are identical to the Class A Warrants, including the antidilution provisions. In April 1998, the Company announced an amendment relating to the number of warrants outstanding and the exercise price. The adjustment to the number of warrants reflected the September 1996 reverse stock split and reduced the number of outstanding warrants by four-fifths (4/5's), such that one warrant again represents the right to purchase one share of Common Stock. An adjustment to the exercise price of the Class B Warrants to $19.00 per share resulted in connection with the February 1998 private placement. Subsequent to this adjustment, there are 250,000 Class B Warrants outstanding. The Class B Warrants have not been registered. These warrants expire in June 2000.



CLASS C WARRANTS

         In connection with the private placement in February 1998, the Company issued 1,227,000 units, each unit consisting of one share of common stock and one Class C Warrant. Each Class C Warrant entitles the holder to purchase one share of Common Stock during the period commencing February 20, 1999 and February 20, 2002 at an exercise price of $7.00 per share, subject to certain adjustments. Commencing February 20, 1999 these warrants will be redeemable at a price of $.10 per warrant at any time after the closing price of the Common Stock is above $10.00 for 20 consecutive trading days. The shares underlying these warrants are subject to a demand registration right upon receipt of a demand for registration from a majority of the holders of the common stock and the warrants issued in this private placement. In connection with the private placement, 1,237,222 Class C Warrants were issued to the placement agents, including 312,583 Class C Warrants issued to Eastbrokers NA as one of the placement agents.


OTHER

         Certain U.S. and non-U.S. subsidiaries are subject to various securities, commodities and banking regulations, and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. These subsidiaries have consistently operated in excess of their local capital adequacy requirements.

         Cumulative translation adjustments include gains or losses resulting from translating foreign currency financial statements from their respective currencies to USD Increases or decreases in the value of the Company's net foreign investments generally are tax-deferred for U.S. purposes. Certain of the markets in which the Company operates (i.e., Russia, Kazakhstan and Bulgaria) are generally reliant on the soft or exotic currencies. The Company generally elects not to hedge its net monetary investments in these markets due to the lack of availability of various currency contracts at acceptable costs.


11.      STOCK OPTION PLAN

         During 1996, the Company adopted a non-qualified stock option plan (the plan) as part of an overall compensation strategy designed to facilitate a pay-for-performance policy and promote internal ownership in order to align the interests of employees with the long-term interests of the Company's shareholders.

         Under the terms of the plan, stock options granted will have an exercise price not less than the fair value of the Company's Common Stock on the date of grant. Such options generally become exercisable over a three-year period and expire 5 years from the date of grant.

         A total of 35,000 options at a weighted average exercise price of $6.64 per share were granted under this plan during the fiscal year ended March 31, 1997. The fair value of the options at the date of grant was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions: risk-free interest rate nted under this plan during the fiscal year ended March 31, 1997. The fair value of the options at the date of grant was estimated using the BlacHad compensation cost been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123, the Company's earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   1998               1997
                                                   ----               ----
                                                                  (As Restated)

Net loss - as reported                         $(4,947,557)        $(918,611)
         - pro forma                            (4,998,993)       (1,606,135)

Primary and fully diluted earnings per share
         - as reported                             $(1.57)             $(.37)
         - pro forma                                (1.59)              (.64)

         During the fiscal year ended March 31, 1997, an additional 200,000 options were granted outside of the plan at a weighted average exercise price of $10.00 per share and with an expiration date of August 1, 1999. At March 31, 1998 all 235,000 options outstanding were exercisable. The weighted average fair value of the options at the various grant dates was $5.24.



12.      RELATED PARTY TRANSACTIONS


         Prior to the sale by the Company of the Hotel Fortuna a.s. (the Hotel) on October 1, 1996, the Company owned 50.2 % of the Hotel. Stratego Invest a.s., a broker-dealer and financial consulting company organized under the laws of the Czech Republic, owned 20.6 % of the Hotel. Stratego Invest a.s. was at that time more than 50% owned by Stratego a.s., which was controlled by Ing. Petr Bednarik. Mr. Bednarik was President and CEO of the Company until August 1996. The sales transaction of the Hotel by the Company was arranged by Stratego Invest a.s. For providing services related to the transaction, Stratego Invest a.s. was to have received a commission fee of 1,000,000 CZK (approximately $37,000 USD), however, Stratego Invest a.s. waived its commission related to this transaction.

         In September 1996, Mr. Peter Schmid received from Eastbrokers Vienna 3,511,422 Austrian Schillings (approximately $340,000 USD) for his 49.95 percent ownership interest in Eastbrokers Wertpapiervermittlungs-gesellschaft GmbH (Eastbrokers GmbH), an Austrian Securities Brokerage Company with limited liability. The nominal value of these shares was 500,000 Austrian Schillings. Mr. Schmid, Chairman, President, Chief Executive Officer, and Director of the Company, is also a Director of Eastbrokers GmbH.

         In September 1996, Mr. Schmid received 376,275 Austrian Schillings (approximately $36,500 USD) for his 5.60 percent ownership interest in Eastbrokers Slovakia a.s., Bratislava (Eastbrokers Slovakia). Eastbrokers Slovakia is the Company's subsidiary operating in the Slovak Republic. The nominal value of these shares was 280,000 Slovak Koruna.

         In September 1996, Mr. August de Roode received 1,110,250 Austrian Schillings (approximately $107,500 USD) for his 24.40 percent ownership interest in Eastbrokers Slovakia. The nominal value of these shares was 1,220,000 Slovak Koruna. Mr. de Roode was Chief Executive Officer, Chief Operating Officer and Director of the Company until March 1997 and he was also a Director of Eastbrokers Slovakia at the date of this transaction.

         The Company entered into various agreements with Randall F. Greene, a former director of the Company. Mr. Greene provided consulting services pursuant to an agreement dated July 26, 1996 in connection with the Company's acquisition of Eastbrokers Vienna. Pursuant to this agreement, Mr. Green received $20,000 as a non-accountable expense allowance and 10,000 shares of the Company's Common Stock. In addition, during the 1997 fiscal year Mr. Greene was paid $37,000 for consulting services provided to the Company in connection with potential mergers and/or acquisitions. In connection with Mr. Greene's resignation from the Board of Directors of the Company, the Company entered into a six month consulting agreement dated March 27, 1997 pursuant to which Mr. Greene was paid $24,000 and granted options to purchase 7,750 shares of the Company's Common Stock at $6.50 per share. A related letter agreement was entered into with Mr. Green on March 27, 1997, as amended by a letter dated April 29, 1997. Under the related letter agreement, Mr. Greene was paid $13,750 and granted 12,500 shares of the Company's Common Stock in full satisfaction for consulting services rendered during the period August 1, 1996 through March 31, 1997. Also pursuant to this agreement, the Company agreed to indemnify Mr. Greene against certain liabilities, the parties exchanged mutual releases and Mr. Greene agreed to sell his shares of the Company's common stock to the Company's primary market maker subject to certain conditions.

         The Company entered into a one year consulting agreement dated March 31, 1997 with Dr. Sumichrast, a Director of the Company, pursuant to which Dr. Sumichrast was granted 20,000 shares of the Company's Common Stock to vest ratably over the term of the agreement. Dr. Sumichrast provided services to the Company during the period April 1, 1997 through September 30, 1997 and received 10,000 shares at an average price of $6.598 per share as compensation for these services.

         In March 1997, Eastbrokers Vienna purchased 30,000 shares of Schneiders 1895 AG for 3,618,000 Austrian Schillings (approximately $302,000 USD). Mr. Peter Schmid is a Director of Schneiders 1895 AG and Mr. Schmid's father is an officer and Director of Schneiders 1895 AG.

         In December 1996, Eastbrokers Vienna loaned Dr. Muller-Tyl approximately $72,000 USD. Interest on the outstanding balance of this obligation is computed at 8 percent per annum until paid in full. Dr. Muller-Tyl was the Chief Operating Officer of the Company until his resignation in January 1998.

         The  Company  leases  office  space from  General  Partners  Immobilenz
(GPI)(formerly Residenz Realbesitz AG (Residenz)) for its Vienna operations pursuant to a month-to-month lease. Under the terms of the leases, the Company incurred occupancy costs of approximately 1,200,000 Austrian Schillings (approximately $95,000 USD) in the fiscal years ended March 31, 1997 and 1998. The terms of this lease were negotiated such that the Company is subject to occupancy expenses no greater than the current market rates. GPI is a subsidiary of General Partners Beteiligungs AG (General Partners), an Austrian holding company and the beneficial owner of 1,477,139 shares of Common Stock. Mr. Kossner, a Director of the Company and an officer of the Company from August, 1996 until November, 1996, owns approximately 30 percent of the outstanding shares of GP. He is a member of GP's Supervisory Board, WMP's Supervisory Board, the Eastbrokers AG Supervisory Board, and is a Director of the Company.

         During 1996, the Company entered into a verbal agreement with RealWorld, an internet software developer, to design and build an online stock exchange game and online trading system. The initial deposit to begin development of the game and system was 530,000 Austrian Schillings (approximately $50,000 USD). Currently the Company has a liability to RealWorld of 208,000 Austrian Schillings (approximately $20,000 USD) representing amounts due on progress billings. The agreement states that costs will be charged on an hourly basis and monthly progress billings will be made once the original deposit has been depleted. Dr. Muller-Tyl is a member of the Supervisory Board for RealWorld. Venture Capital Holdings Gmbh, an Austrian company owned and controlled by Mr. De Roode and Mr. Muller-Tyl (VCH) and Messrs. Schmid, Kossner, and Muller-Tyl were at that time shareholders of RealWorld and represented a combined ownership interest of 26 percent.

         At December 31, 1996, the Company has a receivable related to securities transactions from Mr. Kossner in the amount of 2,269,198 Austrian Schillings (approximately $209,000 USD).

         At December 31, 1996, the Company has a receivable related to share transactions from Z.E. Beteiligungs AG (ZE) in the amount of 5,537,202 Austrian Schillings (approximately $511,000 USD). ZE is a subsidiary of General Partners.

         WMP is an Austrian broker-dealer, market maker, and member of the Vienna Stock Exchange. WMP's common stock is publicly traded on the Main Market of the Vienna Stock Exchange. From time to time, WMP will make a market in stock of companies that have a direct relationship to the Company through its Directors.

         In October 1997, WMP sold its interest in WMP Vermogensverwaltungs GmbH (WMP GmbH), primarily an inactive subsidiary to COR Industrieberatung GmbH, for
2.5 million Austrian Schillings (approximately $200,000 USD). The sales price approximated the cost basis of WMP GmbH at the date of disposition.

         In December 1997, Eastbrokers Vienna sold its 51 percent interest in S warenindustrie Beteiligungs GmbH (SWIB) to Mr. Schmid for 13 million Austrian Schillings (approximately $1,025,000 USD). The Company acquired its ownership interest in SWIB in mid-1997 for 510,000 Austrian Schillings (approximately $40,000 USD). At the time of acquisition, the principal asset of SWIB was an investment in a company which was entering bankruptcy proceedings and there was considerable uncertainty regarding the future realizable value of this asset. By December 1997, bankruptcy proceedings had progressed to a point where an estimate could be made on the net realizable value of this asset. Based on the information available at that time, SWIB's value at the date of disposition was determined by the Board of Directors to be in the range of 12 million to 14 million Austrian Schillings (approximately $950,000 to $1,100,000 USD). The sale of SWIB resulted in a gain of approximately $1.0 million USD and is included in the accompanying consolidated statement of operations.

         As of December 31, 1997, ZE, a 26.27% owned subsidiary of General Partners, owned approximately 25% of UCP Beteiligungs AG (UCP AG), an Austrian holding company. UCP AG, in turn, owns 27.7% of a Russian chemical company, UCP AOOT. Shares of UCP AOOT are listed over-the-counter on the Vienna Stock
Exchange. WMP is a market maker in the shares of UCP AOOT on the Vienna Stock Exchange. During 1997, WMP facilitated the purchase and sale of several blocks of UCP AOOT shares. As of year end, the Company held approximately 38,000 shares of UCP AOOT as an investment. At this time, the estimated value of these shares was approximately $1,030,270. This amount is reported in the Securities owned at value, Corporate equities section of the financial statements. Subsequent to year end, the Company sold approximately 8,000 shares in 6 separate transactions for approximately $400,000. As of October 26, 1998, the current market price of UCP AOOT shares was approximately $54 per share on the Vienna Stock Exchange. For the fiscal year ended March 31, 1998, the Company recorded, as a charge to earnings, a market value adjustment of approximately ($610,000). Although the UCP AOOT shares are trading at a premium to the original cost basis, the Company wrote down the carrying value of this item based on an independent valuation of UCP AOOT and the uncertainty surrounding the Russian economy.

         Upon acquiring Eastbrokers Beteiligungs AG on August 1, 1996, the Company assumed a receivable in the amount of 7,387,697 ATS (approximately $704,000) from Peter Schmid. As of December 31, 1997, the receivable increased due to cash advances to 8,046,177 ATS (approximately $635,000) at the then current exchange rates. These cash advances included the U.S. Dollar denominated amount fluctuates based on the foreign currency exchange rate. On May 31, 1998, Mr. Schmid entered into a Non-Negotiable Term Note in the amount of 8,046,177 Austrian Schillings. This amount is reported in the Receivable from executive officer in the consolidated statement of financial condition. This Note bears interest at 8% per annum and matures May 31, 2000. It was collateralized by 150,000 shares of the Common Stock. On October 8, 1998, Mr. Schmid repaid 6,748,111 Austrian Schillings of the total amount due. Mr. Schmid has informed the Company that he intends to repay the remaining outstanding balance by December 31, 1998.

         Periodically, the Company engages in securities transactions with URBI S.A., (URBI), a Spanish investment company. Mr. Kossner was a member of URBI's Supervisory Board from November 1996 through June 1998 and Mr. Schmid was a member until May 1997. All transactions between URBI and the Company were consummated at the then current market prices. At December 31, 1997, the amount due from URBI was 7,023,576 Austrian Schillings or approximately $555,000, arising exclusively from various securities transactions. This amount is reported in the Receivable from affiliated companies in the consolidated statement of financial condition. Prior to June 30, 1998, URBI had repaid all amounts due with respect to the transactions open at December 31, 1997. As of June 30, 1998, the Company had a receivable from URBI in the amount of 4,698,215 Austrian Schillings or approximately $370,000 related to transactions occurring subsequent to December 31, 1997. In addition, the Company entered into a repurchase agreement with URBI in June 1997. This repurchase agreement and the related shares of Vodni Stavby a.s., a Czech construction company, were sold to a non-affiliated Czech Republic company in October 1997.

         During October 1997, WMP entered into a stock loan transaction with VCH in the amount of 4,065,000 Austrian Schillings (approximately $325,000). In August, 1998, VCH repaid the Company in full for this stock loan transaction. WMP periodically engages in stock loan transactions as a portion of its normal business operations.

         In December 1997, WMP purchased 7,200,000 ATS (approximately $576,000) of 8% bonds due April 1, 2000 of ZE. This amount is reported in the Securities owned at value, Corporate equities in the consolidated statement of financial condition. The ZE bonds earn a comparatively higher interest rates (350 basis point above comparable Austrian governmental rates).

         As of December 31, 1997, the Company had a receivable from C.R.F. a.s., a Slovak privatization company, related to a stock sale transaction and consulting fees. The total amount due from these transactions was 7,078,500 Austrian Schillings (approximately $559,000). This amount is reported in the Receivable from affiliated companies in the consolidated statement of financial condition. Mr. Schmid was the Chairman of the Board of C.R.F. a.s. from November 1995 through October 1997.

         In September 1997, Martin A. Sumichrast acquired 50,000 shares of Common Stock at a price of $6.00 per share in exchange for a note payable in the amount of $300,000 to the Company. This amount is recorded in the Note receivable-common stock in the consolidated statement of financial condition. This note bears interest at 8% per annum and is due September 15, 1999.


13.      INCOME TAXES

         The tax expense  recorded of $265,078 for the year ended March 31, 1998
results   principally   from  foreign   taxes  on  earnings  at  the   Company's
subsidiaries.

         The differences between the tax provision (benefit) calculated at the statutory federal income tax rate and the actual tax provision (benefit) for each period is shown in the table below:

13.      INCOME TAXES(CONTINUED)




                                                                              Year Ended          Year Ended
                                                                               March 31,           March 31,
                                                                                 1998                1997
                                                                           ---------------      -------------

       Tax benefit at federal statutory rate                                 $(1,656,000)         $   84,678
       State income taxes, net of federal benefit                                (93,962)             14,402
       Foreign taxes                                                             265,078             --
       Unrecognized benefit of net operating losses                            1,164,189             697,301
       Discontinued operations                                                   --                 (510,975)
       Non-taxable income from Slovak Republic                                   --                 (191,515)
       Other                                                                      34,865            (102,196)
                                                                            -------------       -------------
                                                                            $    285,830          $   (8,305)
                                                                            -------------       -------------


     The significant components of the Company's deferred tax asset and liability are as follows:

       Depreciation                                                         $      4,259        $      6,020
       Unrecognized gain from marketable securities                               83,437            (105,385)
       Accrued expenses                                                            9,390
       Capital loss carryforward                                                  45,445
       Foreign tax credit carryfoward                                             32,652
       Other                                                                       6,468             (11,425)
       Net operating loss carryforward                                         5,748,282           1,112,193
                                                                            ---------------      -----------
                                                                               5,929,933           1,001,403
           Valuation allowance                                                (1,455,514)           (697,301)
                                                                            ---------------      -----------
                                                                               4,474,419             304,102
       Eastbrokers AG deferred taxes acquired                                    --                  187,996
                                                                            ---------------      ------------
                                                                            $  4,474,419            $492,098
                                                                            ---------------      --- --------


         At March 31, 1998, the Company has a U.S. federal net operating loss carryforward of approximately $2,985,000 that may be used against future U.S. taxable income until it expires between the years March 31, 2012 and March 31, 2013. The Company also has a U.S. capital loss carryforward of approximately $118,000 USD that expires March 31, 2002 and a U.S. foreign tax credit carryforward of approximately $33,000 USD that expires between the years March 31, 2010 and March 31, 2013. At December 31, 1997, the Company has an Austrian federal net operating loss carryforward of approximately $12,850,000 USD that has no expiration period.

         The non-taxable income from the Slovak Republic is from privatization activities in which Eastbrokers Vienna was actively involved. This income was received in the fourth quarter of the fiscal year ended December 31, 1997. Distributions of this nature are non-taxable under Slovak Republic regulations.

         The undistributed earnings of the foreign subsidiaries are intended to be permanent in duration.

14.      SEGMENT INFORMATION

         Segment information is as follows for the year ended March 31, 1998:




                                                           Share of
                                                          (Loss) of
                                                        Unconsolidated       Identifiable                Net
                                       Revenues            Entities             Assets                 (Loss)
                                       --------         --------------       ------------          -----------


         Austria                    $    4,152,076     $       (38,388)        22,762,098          $(1,764,309)
         Czech Republic                  1,100,457               --               868,961             (279,568)
         Hungary                         2,108,992               --             7,533,072              214,017
         Poland                          1,372,325               --             2,529,672               33,585
         Slovak Republic                     9,842               --             1,945,028             (428,439)
         United States                     218,199               --             8,062,958           (2,746,065)
         Other                           1,176,990               --             1,137,064               23,222
                                    ---------------    ----------------    ---------------     ----------------
                Total               $   10,138,881     $       (38,388)       $44,838,853       $   (4,947,557)
                                    ---------------    --------------------   -------------    ----------------


     Segment  information  is as follows  for the year ended  March 31, 1997 (As
     Restated):

                                                           Share of
                                                          (Loss) of
                                                        Unconsolidated        Identifiable              Net
                                       Revenues           Entities                Assets               (Loss)
                                       --------         --------------        ------------             ------

         Austria                    $    1,433,897     $      (396,209)       $13,023,750           $  165,188
         Czech Republic                    656,079               --             2,202,134             (130,214)
         Hungary                           387,519               --             2,117,066               56,166
         Poland                            921,856               --             2,341,507              (20,705)
         Slovak Republic                 1,124,339               --             3,071,805              596,560
         United States                   1,161,940               --             9,136,486           (1,606,814)
         Other                              55,845               --                69,981               21,208
                                    ---------------    ----------------    ---------------      ---------------
                Total               $    5,741,475     $      (396,209)       $31,962,729        $    (918,611)
                                    ---------------    ----------------    ---------------      ---------------



 15.      DISCONTINUED OPERATIONS

         In October 1996, the Company agreed to sell its interest in the Hotel for 100,000 shares of Ceske energeticke zavody a.s. and 86,570 shares of Vodni stavby Praha a.s., based on the then current market prices for each stock. In November 1996, the sales transaction was completed. As of the sale date, the Company revised its estimate of the net realizable value of the shares received based on the then current market prices for each stock. As a result, the Company recognized a loss on the sale of discontinued operations of ($1,323,083 USD). Income from discontinued operations was $41,899 through the sale date.

16.      SUBSEQUENT EVENTS (UNAUDITED)

         In May 1998, a date subsequent to the fiscal year end date of March 31, 1998, the Company acquired all of the outstanding common stock of EBI Securities, a Denver, Colorado based investment banking and brokerage firm, in exchange for 445,000 unregistered shares of the Company's Common Stock and an agreement to advance $1,500,000 in additional working capital to EBI Securities.

EBI SECURITIES IS SUBJECT TO THE FOLLOWING LEGAL PROCEEDINGS.


         USCAN FREE TRADE ZONES V. COHIG & ASSOCIATES, INC. (EBI SECURITIES), ET AL., United States District Court for the Western District of Washington. In March 1997, USCAN Free Trade Zones, Inc. (USCAN) filed a complaint against EBI Securities and Steve Signer, an employee of EBI Securities, alleging that EBI Securities misled USCAN about the credit worthiness of a third party in connection with an introduction made by Mr. Signer. EBI Securities categorically denies this allegation. USCAN informed EBI Securities that it would be working with a certain third party to secure certain loans on behalf of USCAN which USCAN would then use to open a trading account with EBI Securities. Once EBI Securities learned of the relationship to this third party, it refused to enter into any business arrangements with USCAN as long as the third party was involved due to regulatory problems encountered in prior business dealings with this certain third party. Plaintiff alleges that as a result of Mr. Signer's referral, it lost the ability to obtain a loan and all lost profits that might have resulted. Mr. Signer was dismissed as a defendant is this case due to lack of personal jurisdiction and has received an award of fees. Plaintiff originally sought a judgment of approximately $86,000,000 in compensatory and punitive damages. However, USCAN recently stated in a pleading and during a court deposition taken in October 1998 that its damage claim had been reduced to $332,000. EBI Securities has filed counterclaims for defamation based upon certain false and defamatory representations regarding EBI Securities. A preliminary trial date has been scheduled for January 1999. EBI Securities believes it has meritorious defenses and intends to vigorously defend against USCAN's claims as well as aggressively pursue claims against USCAN and two of its officers for defamation, abuse of process, and civil conspiracy.


         FLORIDA DEPARTMENT OF INSURANCE AS RECEIVER FOR UNITED STATES EMPLOYER INSURANCE CONSUMER SELF-INSURANCE FUND OF FLORIDA (USEC) V. DEBENTURE GUARANTY CORPORATION, ET. AL., United States District Court for the Middle District of Florida. In November, 1995, the plaintiff, USEC, commenced the above entitled action against Debenture Guaranty Corporation (Debenture) and certain other defendants, including EBI Securities and Steve Signer, an employee of EBI Securities. In 1994, USEC entered into an arrangement whereby USEC lent money to Debenture, and Debenture opened an account in Debenture's name to trade U.S. Treasuries. The note to USEC was in the amount by which the treasuries could be margined. This transaction was allegedly part of a scheme whereby USEC was attempting to inflate its assets for regulatory purposes. Debenture allegedly misappropriated the funds for its own benefit and USEC subsequently failed. Plaintiffs alleged that EBI Securities and Signer aided, abetted and conspired with Debenture to defraud USEC and claimed damages of $11,000,000. After a six week trial held from September 8, 1998, to October 14, 1998, a jury returned a verdict in favor of EBI Securities. The plaintiffs have filed a motion for a new trial. EBI Securities is in the process of preparing an objection to this motion. EBI Securities is also planning to file a motion for recovery of its attorney's fees incurred in connection with defending this action.


         EURO-AMERICAN INSURANCE COMPANY LTD., ET. AL. V. NATIONAL FAMILY CARE LIFE INSURANCE COMPANY, ET. AL., 191st Judicial District of Dallas County, Texas (the NFC Litigation). In April, 1996, National Family Care Life Insurance Company (NFC) commenced the above action against, among others, EBI Securities and Steve Signer, an employee of EBI Securities. In late 1994 or early 1995, NFC entered into an arrangement with Debenture Guaranty Corporation (Debenture), another defendant in the NFC Litigation, whereby NFC lent money to Debenture, and Debenture opened an account in Debenture's name to trade U.S. Treasuries. The note to NFC was in the amount by which the treasuries could be margined. This transaction was allegedly part of a scheme whereby NFC was attempting to inflate its assets for regulatory purposes. Debenture allegedly misappropriated the funds for its own benefit. NFC alleged that EBI Securities and Signer aided, abetted and conspired with Debenture in allegedly defrauding Plaintiff. NFC has reduced its damages demand from approximately $11,500,000 to $1,100,000. This case is related to the USEC litigation, described above, which also involves a claim of fraud against Debenture. EBI Securities believes it has meritorious defenses and intends to vigorously defend against NFC's claims.

         EBI Securities also is involved in an arbitration proceeding related to the NFC Litigation titled NATIONAL FAMILY CARE LIFE INSURANCE CO. V. PAULI COMPANY, INC., ET AL., NASDR Case No. 96-02673 (the Arbitration). The Arbitration panel entered an award against EBI Securities in July 1998 in favor of third-party plaintiff Pauli & Company, Inc. (Pauli) of approximately 370,000, which was significantly below the initial award sought by Pauli of approximately $1,100,000. EBI Securities has filed a motion to vacate and plans to vigorously contest this award on appeal.

         In addition to the litigation described above, the Company, through its subsidiaries, is involved in various legal actions and claims arising in the ordinary course of business. Management believes that each of such matters will be resolved without material adverse effect on the Company's financial condition or operating results.

         In June 1998, subsequent to the date of this report, but prior to the filing date, the Company's largest European subsidiary, WMP, successfully raised 60 million Austrian Schillings (approximately $4,800,000 USD) in a bond offering. The Company intends to utilize these proceeds to enhance and further develop its European trading activities. The bonds were issued in denominations of 10,000 Austrian Schillings (approximately $800 USD at the then current exchange rates), bear an annual interest rate of 7.5%, payable at maturity, and mature in June 2002.

         In June 1998, the Company sold a 73.55% interest in Eastbrokers Prague a.s. for 15 million Austrian Schillings (approximately $1,200,000 USD at the then current exchange rate). The net assets related to this transaction are presented in the accompanying balance sheet as Net assets held for sale.



17.      RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. SFAS No. 128 was adopted by the Company beginning with the interim reporting period ended December 31, 1997. The adoption did not affect previously reported earnings per share amounts.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purposes financial statements. This statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time, the Company does not believe that the addition of this statement will have a significant impact on the Company.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. At this time, the Company does not believe that this statement will have a significant impact on the Company.

         In June 1998, the FASB issued SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. At this time, the Company does not believe that this statement will have a significant impact on the Company.

18.      SIGNIFICANT ESTIMATES

         As part of the preparation of its fiscal 1998 financial statements, the Company has made several valuation estimates. Such estimates could be impacted by changes in facts and circumstances in the near term. Such changes, if they occur, could have a significant effect on the Company's financial position and results of operations. The net amounts recorded related to these estimates are summarized as follows:

         o An approximate $1 million receivable from a Serbian financial institution related to the Company selling its creditor position with a bankrupt company. This amount is included in financial institution receivable in the accompanying 1998 balance sheet.

         o An approximate  $1 million  investment in the shares of UCP AOOT (See
Note 12), a Russian chemical company. This amount is included in securities owned u corporate equities in the accompanying 1998 balance sheet.

         o An approximate $724,000 receivable related to a repurchase agreement and the related shares of Vodni Stavby, a.s. This amount is included in other receivables in the accompanying 1998 balance sheet.



ITEM 8.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company has changed its accountants from Pannell Kerr Forster PC to Deloitte & Touche LLP. This change was reported in the Company's Current Reports on Form 8-K dated November 4, 1997 and January 22, 1998, which are incorporated by reference herein in their entirety. The Company did not have any disagreements with its former independent accountant regarding accounting principles and practices or financial statement disclosures within its two most recent fiscal years.

 PART III


ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

A.       DIRECTORS AND EXECUTIVE OFFICERS

         Biographical information, including the age, position held with the Company, term of office as officer or director, employment during the past five years, and certain other directorships of each officer or director is set forth below. Mr. Kossner has been elected to serve as director until the annual meeting of stockholders to be held during the year 1999. Messrs. Michael Sumichrast, Ph.D. and Martin A. Sumichrast have been elected as directors, each to serve until the annual meeting of stockholders to be held during the year 1998. Mr. Schmid was re-elected to serve as a director for an additional three year period at the annual meeting of stockholders held on December 17, 1997. There are no family relationships among any officers and directors of the Company, except that Michael Sumichrast, Ph.D. and Martin A. Sumichrast are father and son, respectively.

         PETER SCHMID, 32, Chairman of the Board and Chief Executive Officer of the Company since March 1997; President of the Company since August 1996, a Director of the Company since January 1994. Since 1991, Mr. Schmid is the co-founder, Chairman of the Board, Chief Executive Officer, and Member of the Supervisory Board of Eastbrokers Beteiligungs AG, a Vienna based securities brokerage firm which was acquired by the Company in August 1996. Mr. Schmid is also a Member of the Supervisory board of WMP Borsenmakler AG, a Vienna based investment firm; and Schneiders 1895 AG, a retailing firm. In addition, Mr. Schmid serves as a Director of Eastbrokers North America, Inc., a subsidiary and New York , New York-based securities brokerage firm. Mr. Schmid currently serves on the Supervisory Boards of Eastbrokers' subsidiaries in Bratislava, Zagreb, Warsaw, Sofia, Budapest, Bucharest and Ljubljana.

        MARTIN A. SUMICHRAST, 31, Vice Chairman of the Company since March 1997; Secretary, and a Director of the Company since its inception in 1993. Mr. Sumichrast is a founder of the Company and was formerly Executive Vice President and Chief Financial Officer. Mr. Sumichrast is also Chairman of Eastbrokers North America, Inc., a subsidiary of the Company and a New York, New York-based brokerage firm. From 1987 until 1992, Mr. Sumichrast served as the President of Sumichrast Publications, Inc., a real estate publication located in Rockville, Maryland. Mr. Sumichrast also serves as President of Sumichrast Enterprises, Inc., a holding company located in Rockville, Maryland.

         KEVIN D. McNEIL, 38, Vice President, Treasurer and Chief Financial Officer since March 1997. Since August 1996, Mr. McNeil had been the comptroller of the Company. Mr. McNeil is also Secretary/Treasurer of Eastbrokers North America, Inc., a subsidiary of the Company and a New York, New York-based securities brokerage firm. From 1994 to 1996, Mr. McNeil served as a supervising auditor for Pannell Kerr Forster PC, an international accounting firm. From 1990 until 1994, Mr. McNeil served as a supervising auditor for Schoenadel, Marginot & Company, CPAs, a Washington D.C. regional accounting firm. Mr. McNeil is a member of the American Institute of Certified Public Accountants, the Virginia Society of Certified Public Accountants and the International Auditors Division of the Securities Industry Association.

         MICHAEL SUMICHRAST, Ph.D., 77, Director of the Company since 1993, was Chairman of the Board of the Company since its inception in 1993 until March 1997. From 1990 to 1994, Dr. Sumichrast served as Chairman of the Board of Sumichrast Publications, Inc., a real estate publication located in Rockville, Maryland. During this time, he also served as an economic adviser and representative of various international American companies. From 1963 to 1990, Dr. Sumichrast was the senior vice president and chief economist of the National Association of Home Builders (NAHB), a home builders' professional association.

         WOLFGANG KOSSNER, 29, Director of the Company since August 1996. Mr. Kossner was Executive Vice President of the Company from August 1996 until November 1, 1996. Mr. Kossner is the co-founder of Eastbrokers Beteiligungs AG. From 1993 through 1995, Mr. Kossner served as the managing director of WMP
Borsenmakler AG. Prior to that, Mr. Kossner was the manager of securities trading at WMP Borsenmakler from 1991 to 1993. Mr. Kossner presently serves on the Supervisory Boards of Eastbrokers' subsidiaries in Vienna, Budapest, Ljubljana and Zagreb.

         SIEGFRIED SAMM, Ph.D., 51, Director of the Company since January 1998. Since 1980, Dr. Samm has been the Professor of Economy at Handels Academy in Villach, Austria. Dr. Samm also serves as the Managing Director of Samm GmbH, an Austrian based company which provides investment advice on currency matters. From 1977 until 1979, Dr. Samm taught at the Handels Acadamie in Volkermarkt. From 1976 to 1977, Dr. Samm worked as an assistant director for Volksbank, an Austrian commercial bank. From 1976 until 1977, Dr. Samm was an assistant manager at Geiler & Perh, an Austrian based export company. From 1973 until 1976, Dr. Samm was an auditor at BAWAG, a Vienna, Austria based commercial bank.


B.       COMPLIANCE WITH SECTION 16(A)

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership of equity securities of the Company with the Securities and Exchange Commission. Officers, directors and greater-than-ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file.

         Based solely on a review of the copies of Forms 3, 4 and 5 and amendments thereto furnished to the Company, or written representations from certain reporting persons that such persons have filed on a timely basis all reports required by Section 16 (a), and without researching or making any inquiry regarding delinquent Section 16 (a) filings, the Company believes that, during the fiscal year ended March 31, 1998, other than initial statement of beneficial ownership by Dr. Samm, all such reports were filed on a timely basis.

ITEM 10. EXECUTIVE COMPENSATION

         The following Summary Compensation Table sets forth the compensation for the named executives for the years ended March 31, 1998 and 1997, the three month transition period ended March 31, 1996, and the twelve month periods ended December 31, 1995 and December 31, 1994. No other executive officer had total annual salary and bonus during any such period equal to or greater than $100,000.

                                ANNUAL                                                    LONG TERM COMPENSATION
                             COMPENSATION                                         AWARDS                         PAYOUTS
             (a)             (b)    (c)          (d)           (e)           (f)            (g)           (h)           (i)
                                                                          RESTRICTED     SECURITIES
                                                           OTHER ANNUAL     STOCK        UNDERLYING       LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR   SALARY      BONUS      COMPENSATION    AWARDS($)   OPTIONS/SARS(#)   PAYOUTS   COMPENSATION


Peter Schmid(1)             1998    $138,305  $30,000             -             -             -              -            -
  Chairman, President and   1997*   $129,988        -             -             -             -              -            -
  Chief Executive Officer   1996**         -        -             -             -             -              -            -
                            1995           -        -             -             -             -              -            -
                            1994           -        -             -             -             -              -            -

Martin A. Sumichrast(2)     1998    $120,000  $20,000             -             -             -              -            -
  Vice-Chairman of the      1997*   $120,000  $11,000             -             -             -              -            -
  Board and Secretary       1996**   $30,000        -             -             -             -              -            -
                            1995    $107,500        -             -             -             -              -            -
                            1994           -        -             -             -             -              -            -

Petr Bednarik, Ing.(1)      1998           -        -             -             -             -              -            -
  Former President and      1997*    $49,000  $24,000***          -             -             -              -            -
  Chief Executive Officer   1996**   $10,000        -             -             -             -              -            -
                            1995    $107,500        -             -             -             -              -            -
                            1994           -        -             -             -             -              -            -

August A. de Roode(1),(4)   1998           -        -             -             -             -              -            -
  Former Chief Executive    1997*    $72,094        -             -             -             -              -            -
  Operating Officer         1996**         -        -             -             -             -              -            -
                            1995           -        -             -             -             -              -            -
                            1994           -        -             -             -             -              -            -



Michael Sumichrast, Ph.D.(3)1998           -        -       $65,980             -             -              -            -
  Former Chairman of the    1997*   $100,000        -       $75,000***          -             -              -            -
  Board                     1996**   $24,999        -             -             -             -              -            -
                            1995    $100,000        -             -             -             -              -            -
                            1994           -        -             -             -             -              -            -

---------------------
  *For the fiscal year ended March 31, 1997.
 **For the three month transition period ended March 31, 1996.
***These amounts constitute severance pay.


1 Mr. Schmid has been Chairman of the Board and Chief Executive Officer since March 1997 and President of the Company since August 1996. Mr. Bednarik was President and Chief Executive Officer from the time of the Company's inception in 1993 until August 1996. Mr. De Roode was Chief Executive Officer and Chief Operating Officer from August 1996 to March 1997.

2 Martin A. Sumichrast became Vice Chairman of the Board in March 1997. Prior to that, he was Executive Vice President and Chief Financial Officer.

3 Dr. Sumichrast was Chairman of the Board from the time of the Company's inception in 1993 until March 1997.

4 Dr. de Roode's compensation was paid through VCH Vermogensverwaltung Und Holding GmbH at his direction.

EMPLOYMENT AGREEMENTS



         Effective January 1995, the Company entered into employment agreements (Employment Agreements) with Messrs. Michael Sumichrast, Ph.D., Petr Bednarik, Ing., and Martin A. Sumichrast. Mr. Bednarik's employment was terminated effective August 1, 1996 in connection with the acquisition of Eastbrokers Vienna. Under the terms of Mr. Bednarik's Employment Agreement, Mr. Bednarik received $24,000 in severance compensation in August 1996 as a result of such termination of employment. Dr. Sumichrast's Employment Agreement was terminated upon his resignation as Chairman effective March 20, 1997 and he was awarded a sum of $75,000. Mr. Martin Sumichrast's Employment Agreement will expire in
December 1999, and will renew for a period of five years following the expiration date, unless contrary notice is given by either party. The Company also entered into Employment Agreements with Messrs. August de Roode and Peter Schmid, effective as of August 1, 1996. Mr. De Roode's agreement expired upon his resignation on March 15, 1997. Mr. Schmid's agreement will expire on August 1, 1999, and he will have a three-year renewal option, unless contrary notice is given by either party. The annual salaries for Martin A. Sumichrast and Peter Schmid were initially fixed at $120,000 each. The salaries under the agreements may be increased to reflect annual cost of living increases and may be supplemented by discretionary merit and performance increases as determined by a compensation committee to consist of three outside directors of the Company, except that during the three years following June 8, 1995, Mr. Martin Sumichrast's salary may not exceed $150,000. In the first three years following August 1, 1996, Mr. Schmid's salary may not exceed $150,000. Messrs. Martin A. Sumichrast and Schmid are each eligible to receive an annual bonus of up to 25% of their salary under their respective agreements, such bonuses to be determined by the Board and not subject to any specified performance criteria. The agreements provide, among other things, fo participation in an equitable manner in any profit-sharing or retirement plan for employees or executives and for participation in employee benefits applicable to employees and executives of the Company. The agreements provide that the Company will establish a performance incentive bonus plan providing each executive the opportunity to earn an annual bonus of up to five percent of the increase in the Company's pretax income, based upon the attainment of performance goals to be established by the Compensation Committee of the Company. The agreements further provide for the use of an automobile and other fringe benefits commensurate with their duties and responsibilities. The agreements also provide for benefits in the event of disability.

         Pursuant to the agreements, employment may be terminated by the Company with cause or by the executive with or without good reason. Termination by the Company without cause, or by the executive for good reason, would subject the Company to liability for liquidated damages in an amount equal to the terminated executive's current salary and a pro rata portion of their prior year's bonus for the remaining term of the agreement, payable in equal monthly installments, without any set-off for compensation received from any new employment. In addition, the terminated executive would be entitled to continue to participate in and accrue benefits under all employee benefit plans and to receive supplemental retirement benefits to replace benefits under any qualified plan for the remaining term of the agreement to the extent permitted by law.

         Under the agreements, the Company is obligated to purchase insurance policies on the lives of Messrs. Martin A. Sumichrast and Schmid. The Company will pay the premiums on these policies and upon the death of the employee, the Company will receive an amount equal to the premiums it paid under the policy and the remaining proceeds will go to the employee's designated beneficiary. The Company has a one million dollar key man life insurance policy on Martin A. Sumichrast with the Company as its beneficiary. To date, the Company does not have a life insurance policy on Mr. Schmid due to the prohibitive cost of obtaining such a policy.

OPTION/SAR GRANTS

         There were no grants to any of the named executive officers or Directors of options, stock appreciation rights or similar instruments during the fiscal year ended March 31, 1998.


OPTION/SAR EXERCISES

         There were no exercises of options during the fiscal year ended March 31, 1997. Options for 7,750 shares of Common Stock were exercised during the fiscal year ended March 31, 1998.

FISCAL YEAR END OPTION/SAR VALUES

         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES


                                                                         Value of Unexercised
                                                 Number of Securities        In-The-Money
                                                Underlying Unexercised     Options/SARs at
                                       Value    Options/SARs at FY-End       FY-End ($)
                   Shares Acquired   Realized        (#) Exercisable/       Exercisable/
       Name        on Exercise (#)      ($)           Unexercisable         Unexercisable
       (a)               (b)            (c)                (d)                   (e)

Peter Schmid              0              -               33,000/0                 -
Wolfgang Kossner          0              -              100,000/0                 -


COMPENSATION OF DIRECTORS

         Each Director of the Company is entitled to receive $1,500.00 plus reasonable expenses, for attending scheduled board meetings at which members meet in person. Directors are not entitled to receive compensation for board meetings held by telephonic conference. During the fiscal year ended March 31, 1997, three former Directors received fees totaling $4,500. All current directors have waived such fees for the fiscal years ending March 31, 1997 and 1998.

1996 STOCK OPTION PLAN

         At the Annual Meeting held on December 10, 1996, the stockholders approved the 1996 Stock Option Plan (the Plan) pursuant to which officers, employees, directors and consultants of the Company and its Affiliates are eligible to be granted Awards. The Plan is administered by the Stock Award Committee, or, in the absence of such a committee by the entire Board, which has the plenary authority to grant Awards including Stock Options, Stock Appreciation Rights, Restricted Stock, or any combination of the foregoing, and to determine the terms and conditions of the Awards.

         The total number of shares of Common Stock reserved and available for distribution as Awards under the Plan is 400,000. In October 1997, the Plan was amended to provide an additional 200,000 shares available for distribution. Total number of shares of Common Stock available after the amendment is 600,000.

         In the fiscal year ended March 31, 1997, an aggregate of 25,000 shares of Common Stock and options to purchase 35,000 shares were awarded pursuant to the Plan.

         During the fiscal year ended March 31, 1997, an additional 12,000 shares of Common Stock were issued outside of the Plan as compensation for services to the Company. During the fiscal year ended March 31, 1998, an additional 10,000 shares were issued outside of the Plan as compensation for services to the Company.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN
         BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of the Company's Common Stock owned as of October 26, 1998 by (I) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group. Except as otherwise noted, the persons named in the table below do not own any other capital stock of the Company and have sole voting and investment power with respect to all shares as beneficially owned by them.

                                                                               Percentage of
  Name and Address (1)         Position with Company        Number of Shares      Shares
  --------------------         ---------------------        ----------------   -------------

Peter Schmid (2)            Chairman of the Board,               587,659           12.24
                            President and Chief Executive
                            Officer, Director


Martin A. Sumichrast(3)     Vice-Chairman of the                 101,000            2.12
                            Board and Secretary, Director

Michael Sumichrast, Ph.D.   Director                                 -0-             *

Segfried Samm, Ph.D.        Director                                 -0-             *

Wolfgang Kossner (4)        Director                           1,776,639           33.30

General Partners AG                                            1,477,139           28.04

Kevin D. McNeil             Chief Financial Officer                2,495             *

All Officers and Directors                                     2,467,793           45.97
as a Group (6 persons)

-------------------
*    Less than 1%

1 Except as otherwise noted, c/o Eastbrokers International Incorporated, 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850.

2 359,925 shares are owned by Karntner Landes und Hypothekenbank AG as nominee for the Tsuyoshi Trust Vaduz and 194,734 are owned by said bank as nominee for Mr. Schmid. Mr. Schmid has sole voting and investment power with respect to the trust shares and is a beneficiary of this trust. Includes 33,000 shares issuable upon exercise of options to acquire Common Stock at $10.00 per share.

3 50,000 shares are owned directly by Martin A. Sumichrast, 50,000 shares are owned by Sumichrast Enterprises, Inc., a corporation of which Martin A. Sumichrast is an officer and director and the owner. Includes 1,000 shares issuable upon exercise of Class A Warrants to acquire Common Stock at $18.00 per share.

4 977,139 shares are owned indirectly through General Partners Beteiligungs AG, formerly KHS Beteiligungs AG (GP) of which Mr. Kossner is a principal stockholder. 200,000 shares were owned by Karntner Landes und Hypothekenbank AG (the Bank) as nominee for GP. Mr. Kossner may be deemed to have shared voting and investment power with respect to these shares. Also includes 32,500 shares held by the Bank as nominee for Central and Eastern European Fund (Fund), of which Mr. Kossner is a director. This inclusion of such Fund shares shall not be construed as an admission that Mr. Kossner is the beneficial owner of such shares. Includes 67,000 shares issuable upon exercise of options to acquire Common Stock at $10.00 per share held by Mr. Kossner, 100,000 shares issuable upon the exercise of options to acquire Common Stock at $10.00 per share held by GP and 400,000 shares issuable upon the exercise of warrants to acquire Common Stock at $7.00 per share held by GP.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Prior to the sale by the Company of the Hotel Fortuna a.s. (the Hotel) on October 1, 1996, the Company owned 50.2 % of the Hotel. Stratego Invest a.s., a broker-dealer and financial consulting company organized under the laws of the Czech Republic, owned 20.6 % of the Hotel. Stratego Invest a.s. was at that time more than 50% owned by Stratego a.s., which was controlled by Ing. Petr Bednarik. Mr. Bednarik was President and CEO of the Company until August 1996. The sales transaction of the Hotel by the Company was arranged by Stratego Invest a.s. For providing services related to the transaction, Stratego Invest a.s. was to have received a commission fee of 1,000,000 CZK (approximately $37,000 USD), however, Stratego Invest a.s. waived its commission related to this transaction.

         In September 1996, Mr. Peter Schmid received from Eastbrokers Vienna 3,511,422 Austrian Schillings (approximately $340,000 USD) for his 49.95 percent ownership interest in Eastbrokers Wertpapiervermittlungs-gesellschaft GmbH (Eastbrokers GmbH), an Austrian Securities Brokerage Company with limited liability. The nominal value of these shares was 500,000 Austrian Schillings. Mr. Schmid, Chairman, President, Chief Executive Officer, and Director of the Company, is also a Director of Eastbrokers GmbH.

         In September 1996, Mr. Schmid received 376,275 Austrian Schillings (approximately $36,500 USD) for his 5.60 percent ownership interest in Eastbrokers Slovakia a.s., Bratislava (Eastbrokers Slovakia). Eastbrokers Slovakia is the Company's subsidiary operating in the Slovak Republic. The nominal value of these shares was 280,000 Slovak Koruna.

         In September 1996, Mr. August de Roode received 1,110,250 Austrian Schillings (approximately $107,500 USD) for his 24.40 percent ownership interest in Eastbrokers Slovakia. The nominal value of these shares was 1,220,000 Slovak Koruna. Mr. de Roode was Chief Executive Officer, Chief Operating Officer and Director of the Company until March 1997 and he was also a Director of Eastbrokers Slovakia at the date of this transaction.

         The Company entered into various agreements with Randall F. Greene, a former director of the Company. Mr. Greene provided consulting services pursuant to an agreement dated July 26, 1996 in connection with the Company's acquisition of Eastbrokers Vienna. Pursuant to this agreement, Mr. Green received $20,000 as a non-accountable expense allowance and 10,000 shares of the Company's Common Stock. In addition, during the 1997 fiscal year Mr. Greene was paid $37,000 for consulting services provided to the Company in connection with potential mergers and/or acquisitions. In connection with Mr. Greene's resignation from the Board of Directors of the Company, the Company entered into a six month consulting agreement dated March 27, 1997 pursuant to which Mr. Greene was paid $24,000 and granted options to purchase 7,750 shares of the Company's Common Stock at $6.50 per share. A related letter agreement was entered into with Mr. Green on March 27, 1997, as amended by a letter dated April 29, 1997. Under the related letter agreement, Mr. Greene was paid $13,750 and granted 12,500 shares of the Company's Common Stock in full satisfaction for consulting services rendered during the period August 1, 1996 through March 31, 1997. Also pursuant to this agreement, the Company agreed to indemnify Mr. Greene against certain liabilities, the parties exchanged mutual releases and Mr. Greene agreed to sell his shares of the Company's common stock to the Company's primary market maker subject to certain conditions.

         The Company entered into a one year consulting agreement dated March 31, 1997 with Dr. Sumichrast, a Director of the Company, pursuant to which Dr. Sumichrast was granted 20,000 shares of the Company's Common Stock to vest ratably over the term of the agreement. Dr. Sumichrast provided services to the Company during the period April 1, 1997 through September 30, 1997 and received 10,000 shares at an average price of $6.598 per share as compensation for these services.

         In March 1997, Eastbrokers Vienna purchased 30,000 shares of Schneiders 1895 AG for 3,618,000 Austrian Schillings (approximately $302,000 USD). Mr. Peter Schmid is a Director of Schneiders 1895 AG and Mr. Schmid's father is an officer and Director of Schneiders 1895 AG.

        In December 1996, Eastbrokers Vienna loaned Dr. Muller-Tyl approximately $72,000 USD. Interest on the outstanding balance of this obligation is computed at 8 percent per annum until paid in full. Dr. Muller-Tyl was the Chief Operating Officer of the Company until his resignation in January 1998.

         The  Company  leases  office  space from  General  Partners  Immobilenz
(GPI)(formerly Residenz Realbesitz AG (Residenz)) for its Vienna operations pursuant to a month-to-month lease. Under the terms of the leases, the Company incurred occupancy costs of approximately 1,200,000 Austrian Schillings (approximately $95,000 USD) in the fiscal years ended March 31, 1997 and 1998. The terms of this lease were negotiated such that the Company is subject to occupancy expenses no greater than the current market rates. GPI is a subsidiary of General Partners Beteiligungs AG (General Partners), an Austrian holding company and the beneficial owner of 1,477,139 shares of Common Stock. Mr. Kossner, a Director of the Company and an officer of the Company from August, 1996 until November, 1996, owns approximately 30 percent of the outstanding shares of GP. He is a member of GP's Supervisory Board, WMP's Supervisory Board, the Eastbrokers AG Supervisory Board, and is a Director of the Company.

         During 1996, the Company entered into a verbal agreement with RealWorld, an internet software developer, to design and build an online stock exchange game and online trading system. The initial deposit to begin development of the game and system was 530,000 Austrian Schillings (approximately $50,000 USD). Currently the Company has a liability to RealWorld of 208,000 Austrian Schillings (approximately $20,000 USD) representing amounts due on progress billings. The agreement states that costs will be charged on an hourly basis and monthly progress billings will be made once the original deposit has been depleted. Dr. Muller-Tyl is a member of the Supervisory Board for RealWorld. Venture Capital Holdings Gmbh, an Austrian company owned and controlled by Mr. De Roode and Mr. Muller-Tyl (VCH) and Messrs. Schmid, Kossner, and Muller-Tyl were at that time shareholders of RealWorld and represented a combined ownership interest of 26 percent.

         At December 31, 1996, the Company has a receivable related to share transactions from Mr. Kossner in the amount of 2,269,198 Austrian Schillings (approximately $209,000 USD).

         At December 31, 1996, the Company has a receivable related to share transactions from Z.E. Beteiligungs AG (ZE) in the amount of 5,537,202 Austrian Schillings (approximately $511,000 USD). ZE is a subsidiary of General Partners.

         WMP is an Austrian broker-dealer, market maker, and member of the Vienna Stock Exchange. WMP's common stock is publicly traded on the Main Market of the Vienna Stock Exchange. From time to time, WMP will make a market in stock of companies that have a direct relationship to the Company through its Directors.

         In October 1997, WMP sold its interest in WMP Vermogensverwaltungs GmbH (WMP GmbH), primarily an inactive subsidiary to COR Industrieberatung GmbH, for
2.5 million Austrian Schillings (approximately $200,000 USD). The sales price approximated the cost basis of WMP GmbH at the date of disposition.

         In December 1997, Eastbrokers Vienna sold its 51 percent interest in S_ flwarenindustrie Beteiligungs GmbH (SWIB) to Mr. Schmid for 13 million Austrian Schillings (approximately $1,025,000 USD). The Company acquired its ownership interest in SWIB in mid-1997 for 510,000 Austrian Schillings (approximately $40,000 USD). At the time of acquisition, the principal asset of SWIB was an investment in a company which was entering bankruptcy proceedings and there was considerable uncertainty regarding the future realizable value of this asset. By December 1997, bankruptcy proceedings had progressed to a point where an estimate could be made on the net realizable value of this asset. Based on the information available at that time, SWIB's value at the date of disposition was determined by the Board of Directors to be in the range of 12 million to 14 million Austrian Schillings (approximately $950,000 to $1,100,000 USD).

         As of December 31, 1997, ZE, a 26.27% owned subsidiary of General Partners, owned approximately 25% of UCP Beteiligungs AG (UCP AG), an Austrian holding company. UCP AG, in turn, owns 27.7% of a Russian chemical company, UCP AOOT. Shares of UCP AOOT are listed over-the-counter on the Vienna Stock
Exchange. WMP is a market maker in the shares of UCP AOOT on the Vienna Stock Exchange. During 1997, WMP facilitated the purchase and sale of several blocks of UCP AOOT shares. As of year end, the Company held approximately 38,000 shares of UCP AOOT as an investment. As of March 31, 1998, at this time, the estimated value of these shares was approximately $1,030,270. Subsequent to year end, the Company sold approximately 8,000 shares in 6 separate transactions for approximately $400,000. As of October 26, 1998, the current market price of UCP AOOT shares was approximately $54 per share on the Vienna Stock Exchange. For the fiscal year ended March 31, 1998, the Company recorded, as a charge to earnings, a market value adjustment of approximately ($610,000). Although the UCP AOOT shares are trading at a premium to the original cost basis, the Company wrote down the carrying value of this item based on an independent valuation of UCP AOOT and the uncertainty surrounding the Russian economy.

         Upon acquiring Eastbrokers Beteiligungs AG on August 1, 1996, the Company assumed a receivable in the amount of 7,387,697 ATS (approximately $704,000) from Peter Schmid. As of December 31, 1997, the receivable increased due to cash advances to 8,046,177 ATS (approximately $635,000) at the then current exchange rates. These cash advances included the U.S. Dollar denominated amount fluctuates based on the foreign currency exchange rate. On May 31, 1998, Mr. Schmid entered into a Non-Negotiable Term Note in the amount of 8,046,177 Austrian Schillings. This Note bears interest at 8% per annum and matures May 31, 2000. It was collateralized by 150,000 shares of the Common Stock. On October 8, 1998, Mr. Schmid repaid 6,748,111 Austrian Schillings of the total amount due. Mr. Schmid has informed the Company that he intends to repay the remaining outstanding balance by December 31, 1998.

         Periodically, the Company engages in securities transactions with URBI S.A., (URBI), a Spanish investment company. Mr. Kossner was a member of URBI's Supervisory Board from November 1996 through June 1998 and Mr. Schmid was a member until May 1997. All transactions between URBI and the Company were consummated at the then current market prices. At December 31, 1997, the amount due from URBI was 7,023,576 Austrian Schillings or approximately $555,000, arising exclusively from various securities transactions. Prior to June 30, 1998, URBI had repaid all amounts due with respect to the transactions open at December 31, 1997. As of June 30, 1998, the Company had a receivable from URBI in the amount of 4,698,215 Austrian Schillings or approximately $370,000 related to transactions occurring subsequent to December 31, 1997. In addition, the Company entered into a repurchase agreement with URBI in June 1997. This repurchase agreement and the related shares of Vodni Stavby a.s., a Czech construction company, were sold to a non-affiliated Czech Republic company in October 1997.

         During October 1997, WMP entered into a stock loan transaction with VCH in the amount of 4,065,000 Austrian Schillings (approximately $325,000). In August, 1998, VCH repaid the Company in full for this stock loan transaction. WMP periodically engages in stock loan transactions as a portion of its normal business operations.

         In December 1997, WMP purchased 7,200,000 ATS (approximately $576,000) of 8% bonds due April 1, 2000 of ZE. The ZE bonds earn a comparatively higher interest rates (350 basis point above comparable Austrian governmental rates).

         As of December 31, 1997, the Company had a receivable from C.R.F. a.s., a Slovak privatization company, related to a stock sale transaction and consulting fees. The total amount due from these transactions was 7,078,500 Austrian Schillings (approximately $559,000). Mr. Schmid was the Chairman of the Board of C.R.F. a.s. from November 1995 through October 1997.

         In September 1997, Martin A. Sumichrast acquired 50,000 shares of Common Stock at a price of $6.00 per share in exchange for a note payable in the amount of $300,000 to the Company. This note bears interest at 8% per annum and is due September 15, 1999.



ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

EXHIBITS REQUIRED BY ITEM 601 OF REGULATION S-B


         See Index to Exhibits on page 67 which is incorporated herein in its entirety.



REPORTS ON FORM 8-K

         Current Report on Form 8-K filed on November 6, 1997 - change in auditor.

         Current Report on Form 8-K filed on January 27, 1998 - appointment of new auditor

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       International Incorporated
       15245 Shady Grove Road
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       Rockville, Maryland
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